
CRONOS


07054088

Cronos Global Income Fund XV, L.P.

2006 Annual Report

April 30, 2007

To the Limited Partners in Cronos Global Income Fund XV, L.P.:

We are pleased to provide you with the Partnership's annual report for the year ended December 31, 2006.

Overall, the Partnership experienced strong leasing demand for its existing container fleet during 2006. Utilization for the combined Partnership fleet was 94% at the end of 2006 compared to 90% at the beginning of the year. Inventories of off-hire containers declined by 50% since the beginning of 2006 and direct operating costs declined by 41% as a result.

The lease market for existing dry cargo containers performed well during 2006. Although the lease rate for dry cargo containers declined by 8% during the year, inventory levels also declined as the shipping lines agreed to take more equipment on hire at the lower rates. Utilization of dry cargo containers increased to 94% by the end of 2006 compared to 91% at the end of 2005. Demand strengthened at the end of the first quarter of 2006 in response to the implementation of renegotiated lease arrangements and also due to shipping lines leasing greater quantities of containers rather than purchasing new equipment for their own fleets, as a result of a sharp increase in new container prices.

In 2006, shipping lines experienced rising costs, due to increases in fuel prices and interest rates. In addition, shipping lines saw freight rates decline as the carrying capacity for containers increased as lines took delivery of the new generation of larger container ships. Industry observers report that 2007 will be the peak year for containership deliveries, and this may place further downward pressure on freight rates which in turn could result in downward pressure on lease rates.

Some liner operators disagree with the pessimistic outlook for 2007 and believe that the market will show volume growth and absorb enough capacity to allow rate increases. They point out that world trade grew by 12% in 2006, and believe that similar growth will be achieved in 2007. In addition, intra-Asian box traffic should remain robust as China and countries in South East Asia continue to trade with each other and the rest of the world. In 2006, the volume of intra-Asian trade was larger than the combined volume on Asia to European routes and Asia to US routes.

As discussed in prior reports, the Partnership is in its liquidation phase of operations, and we are focusing our attention on the retirement of the remaining equipment in the container fleet. The Partnership sold 4,589 containers during 2006, an increase of 8% when compared with 2005. At December 31, 2006, a total of 24,097 containers, or approximately 63% of the original equipment, remained in the Partnership's fleet. Now that the Partnership is in its final phase of operations, its declining fleet size will have a greater impact on the Partnership's future operating results than the effects of global economic growth and container trade.

Lastly, on February 28, 2007, The Cronos Group (the parent company of Cronos Capital Corp. ("CCC")) announced the proposed sale of the parent company's assets to CRX Acquisition Ltd. ("CRX"), an affiliate of the Fortis group of companies, which include the parent company's lead lender and a partner in a joint venture container funding program. The parent company reported the proposed sale in its Form 8-K report filed with the Securities and Exchange Commission on March 2, 2007.

Consummation of the transaction requires the approval of the parent company's shareholders, which will be sought at the parent company's 2007 annual meeting. In connection with the proposed sale, the parent company will submit to its shareholders a plan of liquidation, providing for the liquidation of the parent company promptly after sale of its assets to CRX and CRX's assumption of the parent company's liabilities. If approved by the parent company's shareholders, and the transaction closes, the parent company will liquidate and dissolve, and its business will be continued by CRX as a private company. The management of the parent company will continue as the management of CRX, and the management of your Partnership will continue by the management of CRX.

The investment objectives and management policies of your Partnership will not change as a result of this proposed transaction, and CCC does not anticipate any changes in its management, or in the Leasing Company's ability to manage the Partnership's fleet going forward.

We appreciate the opportunity to serve you and thank you for continued support.

Sincerely,



Dennis J. Tietz
President
Cronos Capital Corp.
The General Partner

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

Commission file number 0-23886

CRONOS GLOBAL INCOME FUND XV, L.P.
(Exact name of registrant as specified in its charter)

California	94-3186624
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Front Street, Suite 925, San Francisco, California 94111
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code (415) 677-8990

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Not Applicable	

Securities registered pursuant to Section 12(g) of the Act:

UNITS OF LIMITED PARTNERSHIP INTERESTS
(Title of Class)

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

Documents Incorporated by Reference:
Prospectus of Cronos Global Income Fund XV, L.P., dated December 17, 1993 included as part of Registration Statement on Form S-1 (No. 33-69356).

CRONOS GLOBAL INCOME FUND XV, L.P.

Report on Form 10-K for the Fiscal Year Ended December 31, 2006

TABLE OF CONTENTS

PART I

Item 1. Business

(a) General Development of Business

Cronos Global Income Fund XV, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of California on August 26, 1993, for the purpose of owning and leasing marine cargo containers, special purpose containers and container-related equipment. The Partnership was initially capitalized with $100 and commenced offering its limited partnership interests to the public subsequent to December 17, 1993, pursuant to its Registration Statement on Form S-1 (File No. 33-69356). On October 12, 1994, the Partnership filed a Post-Effective Amendment to its Registration Statement on Form S-1. The offering terminated on December 15, 1995.

The Partnership raised $143,031,380 in subscription proceeds. The following table sets forth the use of said subscription proceeds:

	Amount	Percentage of Gross Proceeds
Gross Subscription Proceeds	$ 143,031,380	100.0%
Public Offering Expenses:		
Underwriting Commissions	$ 14,303,138	10.0%
Offering and Organization Expenses	$ 2,977,551	2.1%
Total Public Offering Expenses	$ 17,280,689	12.1%
Net Proceeds	$ 125,750,691	87.9%
Acquisition Fees	$ 5,918,588	4.1%
Working Capital Reserve	$ 1,460,334	1.0%
Gross Proceeds Invested in Equipment	$ 118,371,769	82.8%

The general partner of the Partnership is Cronos Capital Corp. ("CCC"), a wholly-owned subsidiary of Cronos Holdings/Investments (U.S.), Inc., a Delaware corporation. These and other affiliated companies are wholly-owned by The Cronos Group, a holding company registered in Luxembourg (the "Parent Company") and are collectively referred to as the "Group." The activities of the container division of the Group are managed through the Group's subsidiary in the United Kingdom, Cronos Containers Limited (the "Leasing Company"). The Leasing Company manages the leasing operations of all equipment owned by the Group on its own behalf or on behalf of other third-party container owners, including all programs organized by CCC.

On December 1, 1993, the Leasing Company entered into a Leasing Agent Agreement with the Partnership assuming the responsibility for all container leasing activities.

The Parent Company announced on February 28, 2007 the proposed sale of the Parent Company to CRX Acquisition Ltd. ("Purchaser"), an affiliate of the Fortis group of companies, which include the Parent Company's lead lender and a partner in the Parent Company's Joint Venture Program. See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein for discussion of the proposed sale, as well as a discussion of recent developments of the Partnership's business.

For information concerning the containers acquired by the Partnership, see Item 2, "Properties."

(b) Financial Information About Segments

An operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and about which separate financial information is available. The Leasing Company's management operates the Partnership's container fleet as a homogenous unit and has determined that as such it has a single reportable operating segment.

The Partnership derives revenues from dry cargo containers, refrigerated containers and tank containers. As of December 31, 2006, the Partnership operated 16,043 twenty-foot, 5,801 forty-foot and 1,729 forty-foot high-cube marine dry cargo containers, as well as 256 twenty-foot and 70 forty-foot high-cube refrigerated containers, and 198 twenty-four thousand-liter tank containers. A summary of gross lease revenue earned by the Leasing Company, on behalf of the Partnership, by product, for the years ended December 31, 2006, 2005 and 2004 follows:

	2006	2005	2004
Dry cargo containers	$ 7,727,830	$ 10,294,376	$ 11,074,600
Refrigerated containers	760,339	1,015,392	1,289,032
Tank containers	562,421	625,922	628,824
Total	$ 9,050,590	$ 11,935,690	$ 12,992,456

Due to the Partnership's lack of information regarding the physical location of its fleet of containers when on lease in the global shipping trade, it is impracticable to provide geographic area information. Any attempt to separate "foreign" operations from "domestic" operations would be dependent on definitions and assumptions that are so subjective as to render the information meaningless and potentially misleading. Accordingly, the Partnership believes that it does not possess discernible geographic reporting segments as defined in SFAS 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information."

One sub-lessee of the Leasing company generated more than 10% of the Leasing Company's rental revenue earned on behalf of the Partnership. Mediterranean Shipping Company S.A. ("MSC") generated approximately 13% or $1,192,763 of the Leasing Company's rental revenue earned on behalf of the Partnership during 2006. One sub-lessee of the Leasing Company generated more than 10% of the Leasing Company's rental revenue earned on behalf of the Partnership during 2005. MSC generated approximately 10% or $1,232,674 of the Leasing Company's rental revenue earned on behalf of the Partnership during 2005. No single sub-lessee of the Leasing Company contributed more than 10% of the Leasing Company's rental revenue earned on behalf of the Partnership during 2004.

(c) Narrative Description of Business

(c)(1)(i) A marine cargo container is a reusable metal container designed for the efficient carriage of cargo with a minimum of exposure to loss from damage or theft. Containers are manufactured to conform to worldwide standards of container dimensions and containership fittings adopted by the International Standards Organization ("ISO") in 1968. The standard dry marine cargo container is either 20' long x 8' wide x 8'6" high (one twenty-foot equivalent unit ("TEU"), the standard unit of physical measurement in the container industry) or 40' long x 8' wide x 8'6" high (two TEU). Standardization of the construction, maintenance and handling of containers allows containers to be picked up, dropped off, stored and repaired efficiently throughout the world. This standardization is the foundation on which the container industry has developed.

One of the primary benefits of containerization has been the ability of the shipping industry to effectively lower freight rates due to the efficiencies created by standardized intermodal containers. Containers can be handled much more efficiently than loose cargo and are typically shipped via several modes of transportation, including ship, truck and rail. Containers require loading and unloading only once and remain sealed until arrival at the final destination, significantly reducing transport time, labor and handling costs and losses due to damage and theft. Efficient movement of containerized cargo between ship and shore reduces the amount of time that a ship must spend in port.

The logistical advantages and reduced freight rates brought about by containerization have been major catalysts for world trade growth since the late 1960's, resulting in an increased demand for containers. The world's container fleet has grown from an estimated 270,000 TEU in 1969 to approximately 22 million TEU by the end of 2006. The container leasing business is cyclical, and depends largely upon the rate of growth in the volume of world trade.

Benefits of Leasing

The container fleets of leasing companies represent approximately 42% of the world's container fleet with the balance owned predominantly by shipping lines. Shipping lines, which traditionally operate on tight profit margins, often supplement their owned fleet of containers by leasing a portion of their equipment from container leasing companies and, in doing so, achieve the following financial and operational benefits:

- Leasing allows the shipping lines to utilize the equipment they need without having to make large capital expenditures;

- Leasing offers a shipping line an alternative source of financing in a traditionally capital-intensive industry;

- Leasing enables shipping lines to expand their trade routes and market shares at a relatively low cost without making a permanent commitment to support their new structure;

- Leasing allows shipping lines to respond to changing seasonal and trade route demands, thereby optimizing their capital investment and minimizing storage costs;

- Leasing provides shipping lines with the flexibility to respond to rapidly changing market opportunities as they arise without relying exclusively on their own containers;

- Leasing allows shipping lines to benefit from the relationship between container manufacturers and leasing companies.

Fleet Profile

The Partnership acquired high-quality marine cargo containers manufactured to specifications that exceed International Standards Organization standards (the "ISO") and designed to minimize repair and operating costs. The Partnership's fleet specifically consists of dry, refrigerated and tank marine cargo containers.

Dry cargo containers are the most commonly used type of container in the shipping industry, used to carry a wide variety of cargoes ranging from heavy industrial raw materials to light-weight finished goods. The Partnership's dry cargo container fleet is constructed of all Corten® steel (i.e., Corten® roofs, walls, doors and undercarriage), which is a high-tensile steel yielding greater damage and corrosion resistance than mild steel.

Refrigerated containers are used to transport temperature-sensitive products, such as meat, fruit and vegetables. All of the Partnership's refrigerated containers are constructed of high grade stainless steel and/or aluminum and utilize sophisticated refrigeration machinery. As a result, refrigerated containers are technologically more complex than other types of marine cargo containers. Consequently, refrigerated containers require more maintenance and technical support, and they are also more prone to technical obsolescence than other types of containers. The majority of the Partnership's 20-foot refrigerated containers have high-grade stainless steel outer walls, while most of the Partnership's 40-foot refrigerated containers are steel framed with aluminum outer walls to reduce weight. As with the dry cargo containers, all refrigerated containers are designed to minimize repair and maintenance and maximize damage resistance.

The Partnership's tank container fleet is constructed and maintained in accordance with international codes for the worldwide transport and storage of bulk liquids on both land and sea. These codes include the ISO, the International Maritime Organization ("IMO") standards and recommendations and the American Society of Mechanical Engineers (the "ASME") VIII Pressure Vessel Design Code. The Partnership's tank fleet may carry highly flammable materials, corrosives, toxics and oxidizing substances, but are also capable of carrying non-hazardous materials and foodstuffs. They have a capacity of 21,000-24,000 liters and are generally insulated and equipped with steam or electrical heating.

The Partnership purchased its dry cargo containers from manufacturers in China, South Korea, Taiwan, Indonesia, India, Turkey, Italy, Hong Kong and the United Kingdom. The Partnership's refrigerated containers were purchased mainly from Korean manufacturers. The majority of its refrigeration units were purchased from Carrier Transicold, the primary container refrigeration unit supplier in the United States. The Partnership's tank containers were purchased mainly from United Kingdom manufacturers.

As of December 31, 2006, the Partnership owned 16,043 twenty-foot, 5,801 forty-foot and 1,729 forty-foot high-cube marine dry cargo containers, as well as 256 twenty-foot and 70 forty-foot high-cube refrigerated containers, and 198 twenty-four thousand-liter tanks. The following table sets forth the number of containers on lease, by container type and lease type as of December 31, 2006:

	Dry Cargo Containers			Refrigerated Containers		Tank Containers
	20-Foot	40-Foot	40-Foot High-Cube	20-Foot	40-Foot High-Cube	24,000-Liter
Containers on lease:						
Master lease	10,566	3,875	1,321	153	22	127
Term lease						
Short term[1]	3,726	1,268	177	15	23	39
Long term[2]	1,086	169	65	-	2	19
Sales-type lease	-	20	5	21	9	-
Subtotal	15,378	5,332	1,568	189	56	185
Containers off lease	665	469	161	67	14	13
Total container fleet	16,043	5,801	1,729	256	70	198

1. Short term leases represent term leases that are either scheduled for renegotiation or that may expire in 2007.
2. Long term leases represent term leases, the majority of which will expire between 2008 and 2011.

The Leasing Company makes payments to the Partnership based upon rentals collected from customers after deducting certain operating expenses associated with the containers, such as the base management fee payable to the Leasing Company, certain expense reimbursements payable to CCC and the Leasing Company, the costs of maintenance and repairs not performed by lessees, independent agent fees and expenses, depot expenses for handling, inspection and storage, and additional insurance.

Types of Leases

On behalf of the Partnership, the Leasing Company leases the Partnership's containers primarily to shipping lines operating in major trade routes (see Item 1(d)). The Partnership's marine dry cargo containers may be leased pursuant to operating leases, whereby the containers are leased to the ocean carrier on a daily basis for any desired length of time, with the flexibility of picking up and dropping off containers at various agreed upon locations around the world. Some of the Partnership's containers may be leased pursuant to term leases, which may have durations of one to five years. Specialized containers are generally leased on longer-term leases because the higher cost, value and complexity of this equipment make it more expensive to redeliver and lease out. Lastly, some of the Partnership's containers may be leased pursuant to sales-type leases, whereby the containers are leased over a period greater than one year, with fixed payments and provide the lessee with a purchase option at the end of the lease term.

- *Master leases.* Master leases are leases under which a customer may lease a certain number of containers, as needed, under a general agreement between the lessor and the lessee. Such leases provide customers with greater flexibility by allowing them to pick up and drop off containers where and when needed, subject to restrictions and availability, on pre-agreed terms. Master leases also define the number of containers that may be returned within each calendar month, the permitted return locations and applicable drop-off charges. Due to the increased flexibility they offer, master leases usually command higher per-diem rates and generate more ancillary revenue (including pick-up, drop-off, handling and off-hire fees) than term leases. Ocean carriers generally use master leases to manage trade imbalances (where more containerized cargo moves in one direction than another) by picking up a container in one port and dropping it off at another location after one or more legs of a voyage. The commercial terms of master leases are usually negotiated or renewed annually.

- *Term leases.* Term leases are for a fixed period of time, typically varying from three to five years. In most cases, containers cannot be returned prior to the expiration of the lease. Term lease agreements may contain early termination penalties that apply in the event of early redelivery. Term leases provide greater revenue stability to the lessor, usually at lower lease rates than master leases. Ocean carriers use term leases to lower their operating costs when they have a need for an identified number of containers for a specified term.

- *Sales-type leases.* Sales-type leases are long-term in nature, usually ranging from three to seven years, and require relatively low levels of customer service. They ordinarily require fixed payments over a defined period and provide customers with an option to purchase the subject containers at the end of the lease term. Per-diem rates include an element of repayment of capital and therefore are usually higher than rates charged under either term or master leases.

The percentage of containers under term, master and other lease types varies widely among leasing companies, depending upon each company's leasing strategy regarding profit margins, operating costs and cash flows.

Lease rates depend on several factors including a customer's financial strength, type of lease, length of term, type and age of the containers, container replacement costs, interest rates, maintenance provided, and market conditions.

The terms and conditions of the Leasing Company's leases provide that customers are responsible for paying all taxes and service charges arising from container use, maintaining the containers in good and safe operating condition while on lease and paying for repairs, excluding ordinary wear and tear, upon redelivery. Some leases provide for a "damage protection plan" whereby lessees, for an additional payment (which may be in the form of a higher per-diem rate), are relieved of the responsibility of paying some of the repair costs upon redelivery of the containers. The Leasing Company provides this service to selected customers. Repairs provided under such plans are carried out by the same depots, under the same procedures, as are repairs to containers not covered by such plans. Customers also are required to insure leased containers against physical damage and loss, and against third party liability for loss, damage, bodily injury or death.

Customers

The Partnership does not believe that its ongoing business is dependent upon a single sub-lessee of the Leasing Company, although the loss of one or more of the Leasing Company's lessees could have an adverse effect upon its business. One sub-lessee of the Leasing Company generated more than 10% of the Leasing Company's rental revenue earned on behalf of the Partnership during 2006. Mediterranean Shipping Company S.A. ("MSC") generated approximately 13% or $1,192,763 of the Leasing Company's rental revenue earned on behalf of the Partnership during 2006. One sub-lessee of the Leasing Company generated more than 10% of the Leasing Company's rental revenue earned on behalf of the Partnership during 2005. MSC generated approximately 10% or $1,232,674 of the Leasing Company's rental revenue earned on behalf of the Partnership during 2005. No single sub-lessee of the Leasing Company contributed more than 10% of the Leasing Company's rental revenue earned on behalf of the Partnership during 2004. The majority of the Leasing Company's sub-lessees are billed and pay in United States dollars.

The Leasing Company sets maximum credit limits for all of the Partnership's customers, limiting the number of containers leased to each according to established credit criteria. The Leasing Company continually tracks its credit exposure to each customer. The Leasing Company's credit committee meets quarterly to analyze the performance of the Partnership's customers and to recommend actions to be taken in order to minimize credit risks. The Leasing Company uses specialist third party credit information services and reports prepared by local staff to assess credit quality.

The Partnership may be subject to unexpected loss in rental revenue from sub-lessees of its containers that default under their container lease agreements with the Leasing Company. The Partnership and Leasing Company maintain insurance against loss or damage to the containers, loss of lease revenue in certain cases and costs of container recovery and repair in the event that a customer declares bankruptcy.

Repair and Maintenance

All containers are inspected and repaired when redelivered by customers, who are obligated to pay for all damage repair, excluding wear and tear, according to standardized industry guidelines. Some customers are relieved of the responsibility of paying some repair costs upon redelivery of containers, as described under "Description of Business – Lease Profile." Depots in major port areas perform repair and maintenance that is verified by either independent surveyors or the Leasing Company's technical and operations staff.

Before any repair or refurbishment is authorized on older containers in the Partnership's fleet, the Leasing Company's technical and operations staff reviews the age, condition and type of container, and its suitability for continued leasing. The Leasing Company compares the cost of such repair or refurbishment with the prevailing market resale price that might be obtained for that container and makes the decision whether to repair or sell the container accordingly. The Leasing Company is authorized to make this decision on behalf of the Partnership and makes this decision by applying the same standards to the Partnership's containers as to its own containers.

Disposition of Used Containers

The Leasing Company estimates that the useful operational life for its containers ranges from 12 to 15 years. Tank containers may generally be used for 12 to 20 years. On behalf of the Partnership, the Leasing Company disposes of used containers in a worldwide secondary market in which buyers include wholesalers, mini-storage operations, construction companies and others. The market for used containers generally depends on new container prices, the quantity of containers targeted for disposal and the overall lease market for containers at a particular location. As the Partnership's fleet ages, a larger proportion of its revenue and cash flow may be derived from selling its containers.

Operations

The Partnership's container sales and marketing operations are conducted through the Leasing Company in the United Kingdom, with support provided by area offices and dedicated agents located in San Francisco; New Jersey; Antwerp; Genoa; Gothenburg; Hamburg; Singapore; Hong Kong; Sydney; Tokyo; Taipei; Seoul; Rio de Janeiro; Shanghai, Lisbon and Chennai.

The Leasing Company also maintains agency relationships with approximately 13 independent agents around the world, which are generally paid a commission based upon the amount of revenues generated in the region or the number of containers that are leased from their area. The agents are located in jurisdictions where the volume of the Leasing Company's business necessitates a presence in the area but is not sufficient to justify a fully-functioning Leasing Company office or dedicated agent. Agents provide marketing support to the area offices covering the region, together with limited operational support.

In addition, the Leasing Company relies on the services of approximately 175 independently-owned and operated depots around the world to inspect, repair, maintain and store containers while off-hire. The Leasing Company's area offices authorize all container movements into and out of the depot and supervise all repairs and maintenance performed by the depot. The Leasing Company's technical staff sets the standards for repair of its owned and managed fleet throughout the world and monitors the quality of depot repair work. The depots provide a link to the Leasing Company's operations, as the redelivery of a container into a depot is the point at which the container is off-hired from one customer and repaired in preparation for re-leasing to the next customer.

The Leasing Company's global network is integrated with its computer system and provides 24-hour communication between offices, agents and depots. The system allows the Leasing Company to manage and control the Partnership's fleet on a global basis, providing it with the responsiveness and flexibility necessary to service the leasing market effectively. This system is an integral part of the Leasing Company's service, as it processes information received from the various offices, generates billings to lessees and produces a wide range of reports on all aspects of the Leasing Company's leasing activities. The system records the life history of each container, including the length of time on and off-hire and repair costs, as well as port activity trends, leasing activity and equipment data per customer. The operations and marketing data is fully interfaced with the finance and accounting system to provide revenue, cost and asset information to management and staff around the world.

In recent years, the Leasing Company and other lessors have developed certain internet-based applications to enhance its customer support network, allowing customers access to make on-line product inquiries. The Leasing Company will introduce other internet-based applications to support its global operations when suitable applications are identified.

Insurance

The Leasing Company's lease agreements typically require lessees to obtain insurance to cover all risks of physical damage and loss of the equipment under lease, as well as public liability and property damage insurance. However, the precise nature and amount of the insurance carried by each lessee may vary. In addition, the Partnership has purchased secondary insurance effective in the event that a lessee fails to have adequate primary coverage. This insurance covers liability arising out of bodily injury and/or property damage as a result of the ownership and operation of the containers, as well as insurance against loss or damage to the containers, loss of lease revenue in certain cases and cost of container recovery and repair in the event that a customer goes into bankruptcy. The Partnership believes that the nature and the amounts of its insurance are customary in the container leasing industry and subject to standard industry deductions and exclusions.

(c)(1)(ii) Inapplicable.

(c)(1)(iii) Inapplicable.

(c)(1)(iv) Inapplicable.

(c)(1)(v) The Partnership's containers are leased globally; therefore, seasonal fluctuations are minimal. Other economic and business factors to which the transportation industry in general and the container leasing industry in particular are subject include fluctuations in general business conditions and fluctuations in supply and demand for equipment resulting from, among other things, obsolescence, changes in the methods or economics of a particular mode of transportation or changes in governmental regulations or safety standards.

(c)(1)(vi) The Partnership established an initial working capital reserve of approximately 1% of subscription proceeds raised. In addition, the Partnership may reserve additional amounts from anticipated cash distributions to the partners to meet working capital requirements.

Amounts due under master leases are calculated at the end of each month and billed approximately six to eight days thereafter. Amounts due under short-term and long-term leases are set forth in the respective lease agreements and are generally payable monthly. However, payment is normally received within 60-90 days of billing. Past due penalties are not customarily collected from lessees and, accordingly, are not generally levied by the Leasing Company against lessees of the Partnership's containers.

(c)(1)(vii) For the year ended December 31, 2006, one single sub-lessee of the Leasing Company, Mediterranean Shipping Company S.A. ("MSC") generated approximately 13% or $1,192,763 of the Leasing Company's rental revenue earned on behalf of the Partnership. The Partnership does not believe that its ongoing business is dependent upon a single customer, although the loss of one or more of its largest customers could have an adverse effect upon its business.

(c)(1)(viii) Inapplicable.

(c)(1)(ix) Inapplicable.

(c)(1)(x) Container leasing companies compete not only with one another but also with their customers, primarily the shipping lines. Approximately 42% of the world's container fleet is owned by container leasing companies, with the balance owned by shipping lines and other non-leasing owners. In times of slow economic and trade growth, shipping lines are more apt to reduce the level of leased containers in their fleets and rely on their fleet of owned containers.

Competition among container leasing companies is based upon several factors, including the location and availability of inventory, lease rates, the type, quality and condition of the lessor's containers, the quality and flexibility of the service offered, the availability of suitable financing, and the professional relationship between the customer and the lessor. Other factors include the speed with which a leasing company can prepare its containers for lease and the ease with which a lessee believes it can do business with a lessor or its local area office. Not all container leasing companies compete in the same markets as some supply only specific container types.

The Leasing Company, on behalf of the Partnership, competes with various container leasing companies in the markets in which it conducts business. Mergers and acquisitions have been a feature of the container leasing industry for over a decade, and currently, the container leasing market essentially comprises three distinct groups. The first group includes eight of the largest leasing companies that control almost 77% of the total leased fleet. The second group, consisting of seven companies, which includes the Leasing Company, controls approximately 17% of the total leased fleet. The third group, controls the remaining 6%, and is comprised of smaller, more specialized fleet operators and new entrants to the container leasing industry who have been attracted to high levels of containerized trade and low entry barriers to the container leasing industry.

Some leasing companies have greater financial resources than the Leasing Company and may be capable of offering lower per-diem rates on a larger fleet. However, ocean carriers will generally lease containers from more than one leasing company in order to minimize dependence on a single supplier. In addition, not all container leasing companies compete in the same market, as some supply only dry cargo containers and not specialized containers, while others offer only long-term leases.

Although there have been new entrants to the container leasing industry, their long-term viability is challenged, primarily in the master lease market. Besides facing substantial capital investment requirements, without a global network of offices and a substantial fleet of containers, a new entrant may find it difficult to provide services competitive with those offered by established companies.

(c)(1)(xi) Inapplicable.

(c)(1)(xii) Environmental Matters

Historically, refrigerated containers have utilized a refrigerant gas which is a chlorofluorocarbon ("CFC") compound. It is generally assumed that CFCs are harmful to the Earth's ozone layer when released into the atmosphere. Many nations, including the United States have taken action, both collectively and individually, to regulate CFCs. These nations have set various targets for reductions in production and use of CFCs, and their eventual elimination. There has been substantial progress in securing a viable substitute for the refrigerant used in containers. Production of new container refrigeration units operating with the replacement refrigerant became generally available in 1993. A portion of the Partnership's equipment portfolio consists of special purpose containers, primarily refrigerated containers. All of the Partnership's refrigerated containers use non-CFC refrigerant gas in the operation and insulation of the containers. The refrigerant used in the Partnership's refrigerated containers could also become subject to similar governmental regulations.

The Leasing Company has determined that a retrofit of any containers owned by the Partnership is not necessary. In the unlikely event that retrofitting expenses should be required, the Partnership believes they would not be material to its results of operations.

(c)(1)(xiii) The Partnership, as a limited partnership, is managed by CCC, the general partner, and accordingly does not itself have any employees. At February 28, 2007, CCC had 18 employees, consisting of 5 officers, 6 other managers and 7 clerical and staff personnel. The Leasing Company had 33 employees, consisting of 3 officers, 19 other managers, and 11 clerical and staff personnel.

(d) Financial Information About Geographic Areas

The Partnership's business is not divided between foreign or domestic operations. The Partnership's business is the leasing of containers worldwide to ocean carriers. To this extent, the Partnership's operations are subject to the fluctuations of world economic and political conditions. Such factors may affect the pattern and levels of world trade. The Partnership believes that the profitability of, and risks associated with, leases to foreign customers is generally the same as those of leases to domestic customers. The Leasing Company's leases generally require all payments to be made in United States currency.

Lease revenue is deemed to be earned based on the physical location of the containers while on lease. Almost all of the Partnership's lease revenue is earned from containers leased worldwide to ocean carriers. Due to the lack of information regarding the physical location of the Partnership's fleet when on lease in the global shipping trade, the Partnership believes that it does not possess discernible geographic reporting segments.

Item 1A. Risk Factors

An investment in the Partnership involves risk. The following is a summary of some of the risks associated with container leasing and the operation of a container leasing business in partnership form.

Risk Associated with Container Leasing

Because of the following factors, as well as other variables affecting the Partnership's operating results, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Dependence of the Container Leasing Business on the Volume of World Trade and Other Factors. Containers, particularly marine dry cargo containers, are relatively simple and fungible items of capital equipment. While one distinguishing characteristic of container leasing companies is the level of service they provide to lessees, fundamentally the success of the container leasing business depends upon the level of demand for leased containers. While there is continuing demand from customers to transport their cargo in containers rather than by break-bulk methods, this demand, in turn, largely depends upon levels of world trade and the supply of containers relative to demand. When the volume of world trade decreases, container leasing companies are particularly apt to suffer since container lessees, most of which also have their own fleets of containers, generally reduce the number of leased containers in their fleets in favor of utilizing their fleet of owned containers. In addition, average daily revenue per leased container unit can decrease significantly as the volume of world trade decreases and the supply of available containers exceeds the level of demand. Such factors can cause a material reduction in a leasing company's revenues. Furthermore, the increased availability of capital combined with low interest rates may provide an incentive for shipping lines to reduce their demand for leased containers in favor of purchasing them. As a result, the Partnership's container leasing business could be negatively affected by future fluctuations in world trade and other factors, including, without limitation, the supply and pricing of new and used containers, economic conditions in the shipping industry, fluctuations in interest rates and currency valuations, and other economic considerations that are inherently unpredictable and beyond the control of the Partnership, CCC and the Leasing Company.

Risks of Ownership and Leasing of Special Purpose Containers. A portion of the Partnership's container portfolio consists of special purpose containers, including refrigerated and tank containers. Unlike dry cargo containers, these containers are built for specific market demands. As such, the markets for the leasing of special purpose containers are narrower than the market for dry cargo containers. Lessors in these markets are thus more sensitive to fluctuations in the demand for and supply of such containers. Moreover, the ownership of refrigerated containers entails risks of mechanical breakdown and technological obsolescence not otherwise present in the ownership of dry cargo containers.

Risk of Terrorism Involving Containers. Since September 11, 2001, the world's governments, maritime authorities, and the maritime industry, have devoted increasing attention to enhancing the security of the global container transport chain. These efforts have included Congress' passage of the Maritime Transportation Security Act of 2002, and initiatives by the United States such as the Container Security Initiative and Customs-Trade Partnership Against Terrorism Program. Efforts to date have focused on increasing port security and container inspections, developing and implementing a program of sealing containers with mechanical and electronic seals from the point of loading to final delivery of the container, identifying shippers, storing cargo information in electronic format, and related measures. The task is immense, and the efforts undertaken to date are preliminary. The industry is well aware of the dire consequences should a terrorism incident occur involving the use of a cargo container. In any such event, the impact on global trade and the world economy could be immediate and materially adverse. Any such event could lead to a reduction in container leasing revenue, increased insurance costs, and possible increases in the costs of adopting and implementing container related security measures.

Other Risks of Container Leasing. In addition to the factors discussed above, the ability of the Leasing Company, on behalf of the Partnership, to keep the Partnership's containers under leases yielding revenues which, after payment of operating expenses, provide an acceptable return, may be adversely affected by other economic and business factors to which the transportation industry in general and the container leasing industry in particular are subject. These factors, which generally are beyond the control of the Partnership, CCC and the Leasing Company, include:

- general economic conditions, such as inflation and fluctuations in general business conditions;
- fluctuations in supply and demand for containers resulting from, among other things, obsolescence, changes in the methods or economics of a particular mode of transportation or changes in governmental regulations or safety standards;
- increases in maintenance expenses, taxes, insurance costs, third party fees and other expenses attributable to the operation and the maintenance of the containers that cannot be offset by increased lease revenues from the containers;
- the risk of uninsured losses with respect to the containers or insured losses for which insurance proceeds are inadequate, resulting in a possible loss of invested capital in and any profits anticipated from such containers;
- the effects of strikes, labor disputes and foreign political unrest on the Partnership's container leasing business;
- bankruptcies, contract disputes, or defaults in payment by sub-lessees of the Partnership's containers resulting in uncollectible amounts and the accumulation of expenses and off-lease time attributable to the recovery of containers, or the inability to recover containers from such lessees;
- the possibility that sub-lessees of the Partnership's containers will elect to purchase and own equipment rather than lease it from third parties, including the Leasing Company; and
- loss of revenues and increases in storage expenses during periods when containers are not being utilized.

Effect of Operating Leases: Rental Payments are Insufficient to Return the Original Investment in the Containers. A preponderance of the Partnership's containers are leased pursuant to operating leases. Under an operating lease, the lessor receives aggregate rental payments in an amount that is insufficient to recover its original investment. In order for the Partnership to recover its investment and earn an adequate return thereon, the Leasing Company, on behalf of the Partnership, will, on termination of the initial leases of the Partnership's containers, have to obtain renewals from the original lessees, find new lessees or sell the containers. Operating leases subject the Partnership to risks of fluctuation in rental rates and lack of demand for a particular container at the expiration of its lease. The success of the Leasing Company in leasing the Partnership's containers and keeping the Partnership's containers on lease will depend upon market conditions in the container and equipment leasing markets, the quality of maintenance of the containers, and other factors.

Residual Value of Containers. The ultimate cash return of the Partnership's investment in its containers will depend in part on the residual value of the containers at the point at which CCC determines that it is in the best interest of the Partnership to sell the containers. The amount realized on the sale of the containers may be substantially less than the price that the Partnership paid for the containers. Generally, used containers are sold in the non-maritime secondary market for use as temporary or permanent storage facilities. An additional use for refrigerated containers in the secondary market is for the temporary storage of perishable products. To a lesser extent, such containers are sold to shipping companies and container leasing companies for use in the maritime market. The demand for used containers depends on a variety of factors including the location of the container at the time of disposition, foreign currency exchange rates, and the factors discussed above that affect the market for marine cargo containers. One factor affecting the residual value of the containers will be the quality of maintenance provided by the Leasing Company and the sub-lessees of the Partnership's containers. There can be no assurance that CCC will be able to arrange, on behalf of the Partnership, for adequate maintenance of the Partnership's containers throughout their economically useful lives. The containers' residual value will also depend upon factors beyond the control of the Partnership, CCC, the Leasing Company, or the container lessees, such as the cost of new containers, the quantity of used containers being supplied to the secondary market, technological advances in container construction and in techniques of ocean transportation, and developments in world trade.

Competition. The Leasing Company, on behalf of the Partnership, will be in competition with several large international container leasing companies and numerous smaller leasing companies. Since 1997, the industry has witnessed significant consolidation. The container leasing industry is essentially comprised of three broad groups. The first group includes eight of the largest leasing companies that control approximately 77% of the total leased fleet. The second group, consisting of seven companies, which includes Cronos, controls approximately 17% of the total leased fleet. The third group controls the remaining 6%, and is comprised of smaller, more specialized container fleet operators and new entrants to the container leasing industry who have been attracted by high levels of containerized trade and low entry barriers to the container leasing industry. (All percentages are as of year-end 2006.) While the container leasing market is highly competitive, the large container leasing companies as a group might be able to exploit their greater financial resources to maintain or enhance their market share at the expense of the competitors such as the Partnership and Leasing Company, especially in any economic downturn.

No Assurance of Successful Operations. No assurance can be given that the Partnership's operations will be successful or that it will meet its originally stated investment objectives. Specifically, there is no assurance that cash will be available for distribution to the Partnership's investors.

Defaults by Lessees. The default by a sub-lessee under a lease with the Leasing Company may cause the Partnership's containers to be returned at a time when the Leasing Company may be unable to arrange for the re-leasing or sale of such containers. In such event, the Partnership would lose anticipated revenues, incur additional operating expenses, and consequently, may be unable to recover its investment in such containers. In addition, because the Partnership's containers will be leased outside of the United States, repossession of containers from sub-lessees who may default under a lease could prove difficult. Lastly, when containers are recovered, the Leasing Company may not be able to re-lease the equipment at comparable rates and at favorable lease terms.

Effect of Environmental Regulation on Refrigerated Containers. Historically, refrigerated containers have utilized a refrigerant gas, which is a chlorofluorocarbon ("CFC") compound. It is generally assumed that CFCs are harmful to the Earth's ozone layer when released into the atmosphere. Many nations, including the United States, have taken action, both collectively and individually, to regulate CFCs. These nations have set various targets for the reduction in production and use of CFCs, and their eventual elimination. There has been substantial progress in securing a viable substitute for the refrigerant used in containers. Production of new container refrigeration units operating with the replacement refrigerant became generally available in 1993. There can be no assurance that the new refrigerant will be as effective or as cost efficient as CFC compounds.

Environmental Liability Risks. Under state and Federal laws of the United States, and under the laws of certain other nations, the owner of a container may be liable for environmental damage and/or cleanup costs and/or other sums in the event of actual or threatened discharge or other contamination by material in a container. This liability may be imposed on a container owner, such as the Partnership, even if the owner is not at fault. It is not possible to predict the amount of liability. The Leasing Company, on behalf of the Partnership, intends, subject to availability and prevailing market conditions, to obtain insurance against these risks on such terms and in such amounts as CCC and the Leasing Company deems reasonable. In addition, subject to availability and applicable insurance and container industry market conditions, the Leasing Company intends to require sub-lessees of the Partnership's containers to obtain insurance which protects against these risks and further to compel lessees to indemnify and defend the Partnership in the case of an occurrence giving rise to possible liability under applicable environmental laws. There can, however, be no guarantee that insurance will be available to fully protect against environmental risk, or that CCC and the Leasing Company will be able to allocate the risk of environmental damage to lessees of the Partnership's containers.

Risk Associated with the Operations of an Equipment Leasing Business in Partnership Form

Reliance Upon CCC and the Leasing Company. The Partnership's operations are dependent upon the ability of CCC, and its affiliate, the Leasing Company, to arrange for the leasing, maintenance and eventual sale of containers on behalf of the Partnership. The Partnership's limited partners have no right to take part in the day-to-day management of the Partnership; all decisions with respect to such management will be made exclusively by CCC.

Dependence Upon Key Personnel. Most of CCC's and the Leasing Company's senior executives and other management-level employees have been with CCC or the Leasing Company for over five years and have significant industry experience. The loss of the services of one or more of them could have a material adverse effect on the Partnership's business. CCC believes that its future success and that of the leasing partnerships it manages will depend upon its and its affiliates ability to retain key members of its management teams and to attract capable management in the future. There can be no assurance that CCC and its affiliates will be able to do so. The officers of CCC and the Leasing Company are generally employed under contracts with two-year rolling terms. CCC does not maintain "key man" life insurance on any of its officers.

Conflicts of Interest. In managing the Partnership, CCC is subject to conflicts of interest, meaning that it is confronted with decisions whereby it has an economic incentive to place its interests above those of the Partnership. CCC and its affiliates, including the Leasing Company, are in the business of managing containers for third parties, for CCC's existing partnerships and programs, and for their own account, and will be subject to a conflict of interest in times of low demand for and excess supply of such containers. The Partnership Agreement provides that neither CCC nor its affiliates will be obligated to present any particular investment or leasing opportunity to the Partnership, even if such opportunity is suitable for the Partnership.

Compensation of CCC and the Leasing Company. CCC and the Leasing Company receive substantial fees in connection with the organization and management of the Partnership. Most of these fees are paid irrespective of the amount of distributions paid to limited partners and regardless of the success or profitability of the Partnership's operations. While such compensation was originally established by CCC and are not based on arm's-length negotiations, CCC nevertheless believes that such compensation and fees are comparable to those which would be charged by an unaffiliated entity or entities for services.

Return of Capital. Cash distributions may be characterized as a return of capital, a return on capital, or a portion of each. During the life of the Partnership, a substantial portion of the cash distributions made to limited partners will represent a return of capital depends in part on the residual values that are realized on the disposition of the Partnership's containers, and is not determinable until the Partnership's container portfolio is liquidated.

Lack of Liquidity. There is no market for the Partnership's units and there are significant restrictions on the transferability thereof. Limited partners may not be able to liquidate their investment, even in the event of an emergency. While the limited partners may present their units for repurchase by the Partnership, there can be no assurance that the Partnership will exercise its option to repurchase any of the units presented.

Limited Voting Rights of Limited Partners. Limited partners have only limited voting rights on matters affecting the Partnership's business, and are not permitted to take part in the management of the Partnership. Generally, for any matter submitted for vote of the limited partners, a vote of a majority in interest of the limited partners is required for approval.

Unspecified Lessees. Limited partners have no information regarding the identity or creditworthiness of the prospective lessees of the Partnership's containers. Limited Partners must rely solely on the supervision of CCC and the Leasing Company with respect to the evaluation of potential lessees, the negotiation of satisfactory leases, the management and maintenance of the containers during the life of the Partnership, and the timing and terms of any sale thereof. No assurance can be given that CCC and the Leasing Company will be able to perform such obligations so as to achieve the investment objectives of the Partnership.

Limited Liability Not Clearly Established. In certain jurisdictions in which the Partnership may do business, the limited liability of limited partners of limited partnerships formed under the laws of other jurisdictions has not been clearly established. There can be no assurance that CCC will be able, even through its best efforts, to ensure that the limited liability of the Partnership's limited partners will be preserved in all jurisdictions. Were limited liability not available to the limited partners, the limited partners might be liable for the Partnership's debt in an amount exceeding their capital contributions to the Partnership plus their share of the profits thereof.

Item 1B. Unresolved Staff Comments

Inapplicable.

Item 2. Properties

As of December 31, 2006, the Partnership owned 16,043 twenty-foot, 5,801 forty-foot and 1,729 forty-foot high-cube marine dry cargo containers, as well as 256 twenty-foot and 70 forty-foot high-cube refrigerated containers, and 198 twenty-four thousand-liter tank containers, suitable for transporting cargo by rail, sea or highway. The average age, manufacturers' invoice cost and estimated useful life of the Partnership's containers as of December 31, 2006 was as follows:

	Estimated Useful Life	Average Age	Average Cost
20-Foot Dry Cargo Containers	12-15 years	12 years	$ 2,476
40-Foot Dry Cargo Containers	12-15 years	12 years	$ 3,970
40-Foot High-Cube Dry Cargo Containers	12-15 years	11 years	$ 4,015
20-Foot Refrigerated Containers	12-15 years	12 years	$ 21,165
40-Foot High-Cube Refrigerated Containers	12-15 years	13 years	$ 24,294
24,000-Liter Tanks	12-20 years	12 years	$ 25,509

Utilization by lessees of the Partnership's containers fluctuates over time depending on the supply of and demand for containers in the Partnership's inventory locations. During 2006, utilization of the dry cargo and refrigerated container fleet averaged 93% and 75% respectively. Utilization of the tank container fleet averaged 89%.

During 2006, the Partnership disposed of 3,384 twenty-foot, 913 forty-foot and 174 forty-foot high-cube marine dry cargo containers, as well as 94 twenty-foot refrigerated containers, 12 forty-foot high-cube refrigerated containers, and 12 twenty-four thousand-liter tanks.

Item 3. Legal Proceedings

Inapplicable.

Item 4. Submission of Matters to a Vote of Security Holders

Inapplicable.

PART II

Item 5. Market for the Partnership's Common Equity and Related Stockholder Matters

(a) Market Information

(a)(1)(i) The Partnership's outstanding units of limited partnership interests are not traded on any market nor does an established public trading market exist for such purposes.

(a)(1)(ii) Inapplicable.

(a)(1)(iii) Inapplicable.

(a)(1)(iv) Inapplicable.

(a)(1)(v) Inapplicable.

(a)(2) Inapplicable.

(b) Holders

(b)(1)	Title of Class	Number of Unit Holders as of December 31, 2006
	Units of limited partnership interests	7,755

(c) Dividends

Inapplicable. For the distributions made by the Partnership to its limited partners, see Item 6, "Selected Financial Data."

(d) Securities authorized for issuance under equity compensation plans.

Inapplicable.

(e) Purchases of equity securities by the issuer and affiliated purchasers.

Inapplicable.

Item 6. Selected Financial Data

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Net lease revenue	$ 6,749,688	$ 8,494,710	$ 8,702,927	$ 7,237,850	$ 7,046,605
Net income (loss)	$ 1,667,269	$ 2,432,121	$ 681,203	$ (519,081)	$ (1,181,748)
Limited partners' share of net income (loss) (per unit basis)	$ 0.13	$ 0.21	$ 0.05	$ (0.07)	$ (0.16)
Cash distributions per unit of limited partnership interest	$ 1.84	$ 1.91	$ 1.17	$ 1.22	$ 0.92
At year-end:					
Total assets	$ 29,800,002	$ 41,715,710	$ 53,507,200	$ 61,609,258	$ 71,296,872
Partners' capital	$ 29,800,002	$ 41,715,710	$ 53,507,200	$ 61,609,258	$ 71,296,872

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the Partnership's historical financial condition and results of operations should be read in conjunction with the historical consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this report.

The information in this Annual Report on Form 10-K (the "Report") contains certain "forward-looking statements" within the meaning of the securities law. These forward-looking statements reflect the current view of the Partnership and CCC, with respect to future events and financial performance and are subject to a number of risks and uncertainties, many of which are beyond the control of the Partnership and CCC. All statements other than statements of historical facts included in this Report, including statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations," regarding the Partnership's strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of the Partnership are forward-looking statements.

All forward-looking statements speak only as of the date of this Report. The Partnership does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although the Partnership and CCC believe that their plans, intentions and expectations reflected in or suggested by the forward-looking statements made in this report are reasonable, the Partnership and CCC can give no assurance that these plans, intentions or expectations will be achieved. Future economic, political and industry trends that could potentially impact revenues and profitability are difficult to predict, as well as the risks and uncertainties including, but not limited to, changes in demand for leased containers, changes in global business conditions and their effect on world trade, changes within the global shipping industry, the financial strength of the shipping lines and other sub-lessees of the Partnership's containers, fluctuations in new container prices, changes in the costs of maintaining and repairing used containers, changes in competition, changes in the ability of the Leasing Company to maintain insurance on behalf of the Partnership's container fleet, as well as other risks detailed herein and from time to time in the Partnership's filings with the Securities and Exchange Commission.

Liquidity and Capital Resources

During the Partnership's first 10 years of operations, the Partnership's primary objective was to generate cash flow from operations for distribution to its limited partners. Aside from the initial working capital reserve retained from gross subscription proceeds (equal to approximately 1% of such proceeds), the Partnership relies primarily on container rental receipts to meet this objective, as well as to finance operating needs. Cash generated from container sales proceeds are distributed to its limited partners. No credit lines are maintained to finance working capital. Commencing in 2005, the Partnership's 11th year of operations, the Partnership began focusing its attention on the disposition of its fleet in accordance with another of its original investment objectives, realizing the residual value of its containers after the expiration of their economic useful lives, estimated to be between 12 to 15 years after placement in leased service.

In February 2007, the Partnership will complete its 13th year of operations. Accordingly, it will continue its liquidation phase. At December 31, 2006, approximately 63% of the original equipment remained in the Partnership's fleet. CCC will take several factors into consideration when examining options for the timing of the disposal of the containers. These factors include the impact of a diminishing fleet size and current market conditions on the level of gross lease revenue, and fixed operating costs relative to this revenue. Parallel to these considerations will be a projected increase in expenses for devoting significant resources to the additional reporting and compliance requirements of Section 404 of the Sarbanes Oxley Act of 2002, which addresses a range of corporate governance, disclosure, and accounting issues. These costs may include increased accounting and administrative expenses for additional staffing and outside professional services by accountants and consultants. These additional costs, depending on their materiality, may reduce the Partnership's results from operations and therefore negatively affect future distributions to the Limited Partners. Upon the liquidation of CCC's interest in the Partnership, CCC shall contribute to the Partnership, if necessary, an amount equal to the lesser of the deficit balance in its capital account at the time of such liquidation, or 1.01% of the excess of the Limited Partners' capital contribution to the Partnership over the capital contributions previously made to the Partnership by CCC, after giving effect to the allocation of income or loss arising from the liquidation of the Partnership's assets.

Distributions are paid monthly, based primarily on each quarter's cash flow from operations. Monthly distributions are also affected by periodic increases or decreases to working capital reserves, as deemed appropriate by CCC. Cash distributions from operations are allocated 5% to CCC and 95% to the limited partners. Distributions of sales proceeds are allocated 1% to CCC and 99% to the limited partners. This sharing arrangement will remain in place until the limited partners have received aggregate distributions in an amount equal to their capital contributions plus an 8% cumulative, compounded (daily) annual return on their adjusted capital contributions. Thereafter, all distributions will be allocated 15% to CCC and 85% to the limited partners, pursuant to Section 6.1(b) of the Partnership's Partnership Agreement. Cash distributions from operations to CCC in excess of 5% of distributable cash will be considered an incentive fee and compensation to CCC.

From inception through February 28, 2007, the Partnership has distributed, on a cash basis, $114,864,189 in cash from operations, and $14,332,928 in cash from container sales proceeds to its limited partners. This represents total cash basis distributions of $129,197,117 or 90% of the limited partners' original invested capital. The liquidation of the Partnership's remaining containers will be the primary factor influencing the future level of cash generated from operating, investing and financing activities and the level of distributions from operations and sales proceeds to its partners in subsequent periods.

At December 31, 2006, the Partnership had $3,442,940 in cash and cash equivalents, a decrease of $1,269,009 and $2,045,380 from the cash balances at December 31, 2005 and 2004, respectively. The Partnership invests its working capital, as well as cash flows from operations and the sale of containers that have not yet been distributed to CCC or its limited partners in money market funds. At December 31, 2006, the Partnership had an additional $30,000 as part of its working capital for estimated expenses related to the ultimate sale of its remaining containers, final liquidation of its remaining assets and subsequent dissolution.

Cash from Operating Activities: Net cash provided by operating activities, primarily generated from the billing and collection of net lease revenue, was $6,733,853 during 2006, compared to $8,477,372 and $8,399,924 during 2005 and 2004, respectively.

Cash from Investing Activities: Net cash provided by investing activities was $5,580,115 during 2006, compared to $4,969,868 and $2,233,719 in 2005 and 2004, respectively. These amounts represent sales proceeds generated from the sale of container equipment and proceeds collected from sales-type lease receivables.

Cash from Financing Activities: Net cash used in financing activities was $13,582,977 during 2006 compared to $14,223,611 and $8,783,261 during 2005 and 2004, respectively. These amounts represent distributions to the Partnership's general and limited partners.

Off-Balance Sheet Arrangements

The Partnership does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2006, the Partnership was not involved in any material unconsolidated SPE transactions.

Contractual Obligations

As of December 31, 2006, the Partnership did not have any contractual obligations or commercial commitments.

Results of Operations

Market Overview

Pursuant to the Limited Partnership Agreement of the Partnership, all authority to administer the business of the Partnership is vested in CCC. A Leasing Agent Agreement ("Agreement") exists between the Partnership and the Leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Partnership. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Partnership's containers to ocean carriers, and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Partnership, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership.

The primary component of the Partnership's results of operations is net lease revenue. Net lease revenue is determined by deducting direct operating expenses, management fees and reimbursed administrative expenses, from gross lease revenues billed by the Leasing Company from the leasing of the Partnership's containers. Net lease revenue is directly related to the size, utilization and per-diem rental rates of the Partnership's fleet. Direct operating expenses are direct costs associated with the Partnership's containers. Direct operating expenses may be categorized as follows:

- Activity-related expenses including agent and depot costs such as repairs, maintenance and handling.
- Inventory-related expenses for off-hire containers, comprising of storage and repositioning costs. These costs are sensitive to the quantity of off-hire containers as well as the frequency at which containers are re-delivered.
- Legal and other expenses, including legal costs related to the recovery of containers and doubtful accounts, insurance and provisions for doubtful accounts.

At December 31, 2006, approximately 63% of the original equipment remained in the Partnership's fleet, as compared to approximately 75% at December 31, 2005. The following chart summarizes the composition of the Partnership's fleet (based on container type) at December 31, 2006.

	Dry Cargo Containers			Refrigerated Containers		Tank Containers
	20-Foot	40-Foot	40-Foot High-Cube	20-Foot	40-Foot High-Cube	24,000-Liter
Containers on lease:						
Master lease	10,566	3,875	1,321	153	22	127
Term lease						
Short term[1]	3,726	1,268	177	15	23	39
Long term[2]	1,086	169	65	-	2	19
Sales-type lease	-	20	5	21	9	-
Subtotal	15,378	5,332	1,568	189	56	185
Containers off lease	665	469	161	67	14	13
Total container fleet	16,043	5,801	1,729	256	70	198

1. Short term leases represent term leases that are either scheduled for renegotiation or that may expire in 2007.
2. Long term leases represent term leases, the majority of which will expire between 2008 and 2011.

	Dry Cargo Containers						Refrigerated Containers				Tank Containers	
	20-Foot		40-Foot		40-Foot High-Cube		20-Foot		40-Foot High-Cube		24,000-Liter	
	Units	%	Units	%	Units	%	Units	%	Units	%	Units	%
Total purchases	26,446	100%	8,751	100%	2,179	100%	463	100%	100	100%	229	100%
Less disposals	10,403	39%	2,950	34%	450	21%	207	45%	30	30%	31	14%
Remaining fleet at December 31, 2006	16,043	61%	5,801	66%	1,729	79%	256	55%	70	70%	198	86%

The following table summarizes the Partnership's average utilization rates and average fleet size for each of the last three years.

	2006	2005	2004
Fleet size (measured in twenty-foot equivalent units (TEU))			
Dry cargo containers	33,516	39,888	43,500
Refrigerated containers	472	556	643
Tank containers	206	212	219
Average utilization rates			
Dry cargo containers	93%	92%	90%
Refrigerated containers	75%	82%	83%
Tank containers	89%	90%	89%

The Partnership's container fleet experienced robust utilization levels and operating results during 2006, auspicious results considering the container leasing industry recently completed a three year period (2005 – 2003) that was one of the most favorable in its 35-year-plus history. Industry observers report that global container trade grew by an estimated rate of 10% in each of the years 2006 and 2005, 15% in 2004 and 8% in 2003. In comparison, global container trade grew by a modest 3.7% during 2001, a recession year.

The strength of the container leasing market reflected the shipping lines' strategy to lease containers and reduce their rate of off-hiring containers from existing leases. Despite container lessor and shipping lines making new container investment during 2006 that is estimated to result in the record production of more than 3 million twenty-foot equivalent units ("TEU"), there were significant reductions in the available surplus of containers in key demand areas, and little or no surplus of new containers at the factory. Faced with possible shortages of containers, shipping lines employed various strategies resulting in the best possible use of their owned and leased containers, including repositioning leased containers back into locations where their requirement is strongest, as opposed to off-hiring containers upon reaching a particular port destination. Traffic volumes on many of the world's key trade lanes continued to exceed industry analysts' original forecasts.

Utilization of the Partnership's dry cargo container fleet averaged 93% during 2006. In comparison, the dry cargo container fleet averaged 92% and 90% during 2005 and 2004, respectively. The utilization rate for the Partnership's refrigerated container fleet averaged 75% during 2006, while measuring an average 82% and 83% during 2005 and 2004, respectively. The utilization rates for the Partnership's tank container fleet measured 89%, 90% and 89% during 2006, 2005 and 2004, respectively. These utilization levels generally contributed to lower levels of off-hire container inventories and related direct operating costs, including storage, repositioning and other inventory-related operating expenses. Although the 2006 demand for existing dry cargo containers eased from the levels experienced in the prior two years, when demand often exceeded supply, it did result in a more balanced leasing market.

The average per-diem rate for the Partnership's dry cargo containers decreased approximately 12% and 13% when compared to 2005 and 2004, respectively. The average per-diem rate for the Partnership's refrigerated cargo containers decreased approximately 3% and 6% when compared to 2005 and 2004, respectively. The average per-diem rate for the Partnership's tank cargo containers decreased approximately 1% and 2% when compared to 2005 and 2004, respectively. The lease market for the Partnership's older containers remains competitive and, therefore, will be subject to significant pricing pressures in subsequent periods. Unlike dry cargo containers, the refrigerated and tank containers are built for specific market demands. As such, the markets for the leasing of refrigerated and tank containers are narrower than the market for dry cargo containers and are subject to different trends and fluctuations than the dry cargo container market.

In future periods, economic growth and global container trade are expected to have less of an impact on the Partnership's operations when compared to the effects of CCC's efforts to retire the remaining equipment in the

Partnership's container fleet. One of the Partnership's original investment objectives was to realize the residual value of its containers after the expiration of their useful lives, estimated to be between 12 to 15 years after placement in leased service.

During 2006, the secondary market demand for used containers remained favorable. Higher utilization levels not only contributed to a reduction in container inventories, but also a corresponding decrease in the volume of containers available for sale and an increase in container sale prices. Changes in future inventory levels, as well as significant fluctuations in new container prices, could adversely affect sales proceeds realized on the sale of the Partnership's remaining containers. The sale of the Partnership's off-hire containers, in accordance with one of its aforementioned original investment objectives, has positively affected the Partnership's results from operations, minimizing storage and other inventory-related costs incurred for its off-hire containers, as well as realizing gains from the sale of its containers.

During 2006, the price of a new twenty-foot dry cargo container fluctuated between $1,800 and $2,000, ending the year at $2,000, an increase from approximately $1,500 at the beginning of the year. The volatility of new container prices was a result of fluctuating demand and the price of raw materials used in the production of containers, as well as the strong demand created by the addition of new containerships. By the end of the year, many container manufacturing plants were reported to be operating at 60% of capacity, a result of additional capacity created by the addition of new container factory start-ups. The additional capacity created by these new factories may result in additional container pricing volatility, as container manufacturers offer additional pricing incentives. Although the Partnership no longer purchases new containers, new container production and the price of new containers indirectly contributed to the Partnership's results of operations by influencing the available surplus of containers and utilization, the level of lease per-diems for existing older containers, as well as container sale prices realized upon their eventual disposal.

The Partnership's primary lessees, the shipping lines, have experienced significant decline in profits during 2006, as their financial performance has been impacted by the additional cargo capacity created by the delivery of new containerships, and a corresponding decline in freight rates. A significant number of new containerships built under various shipbuilding programs have been delivered during 2006, resulting in an additional slot capacity of 1.85 million TEU (twenty-foot equivalent unit), an increase of approximately 55% from the prior year. Containership capacity is estimated to further increase by approximately 15% and 14% in 2007 and 2008, respectively. Additionally, higher fuel costs and interest rates have also contributed to lower profits for the shipping lines. Certain economic trends that continued throughout 2006, including higher energy costs, coupled with rising interest rates and higher consumer prices in the US and other countries, support a slowing in the growth of the global economy. Industry analysts forecast global container trade to rise by no more than 9% in each of the next two years, a substantial growth rate overall, but at a more moderate rate than in prior recent years, and below the anticipated growth in containership capacity. The Partnership, CCC and the Leasing Company continue to monitor the aging of lease receivables, collections and the credit exposure to various existing and new customers. The financial impact of losses from shipping lines may eventually influence the demand for leased containers, as some shipping lines may experience financial difficulties, consolidate, or become insolvent.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Net lease revenue was $6,749,688 for the year ended December 31, 2006 compared to $8,494,710 for the prior year. The decline was primarily due to a $2,885,100 decline in gross rental revenue (a component of net lease revenue). Gross rental revenue was impacted by the Partnership's smaller fleet size, and a 12% decline in the average dry cargo per-diem rental rate. This decline in gross lease revenue was partially offset by a reduction in rental equipment operating expenses (a component of net lease revenue) of $810,382. The decline was attributable to the Partnership's declining fleet size and a reduction in both activity related and inventory related expenses associated with current levels of utilization.

Depreciation expense of $5,402,119 in 2006 declined by $935,241 when compared to the corresponding period in 2005, a direct result of the partnership's aging and declining fleet size.

Other general and administrative expenses amounted to $258,556 in 2006, an increase of $33,962 or 15% when compared to 2005, due primarily to higher professional fees for audit service and expenses related to third-party investor administration services.

Impairment charge of $125,498 was incurred by the Partnership during the second quarter of 2005, relating to 404 off-hire forty-foot dry cargo containers located in North America (the "North American Dry Containers"). The impairment charge was a result of a number of factors identified by CCC and the Leasing Company that impacted the carrying value of the North American Dry Containers:

- The age of the North American Dry Containers;
- The lack of demand for the North American Dry Containers;
- The cost to reposition the North American Dry Containers to high demand markets; and
- The strong North American container sale market.

CCC and the Leasing Company considered the impact of these factors, and determined a change regarding the current marketing strategy for the containers was required. CCC and the Leasing Company concluded that effective June 1, 2005, the 404 North American Dry Containers would be targeted for immediate sale. It was concluded that the carrying value of these containers, $691,098, exceeded fair value and accordingly, an impairment charge of $125,498, or approximately $0.02 per limited partnership unit, was recorded to operations under impairment losses during 2005. Fair value was determined by estimating the expected amount to be received at the time of sale. The expected sales price was estimated by evaluating the current sales price of similar containers. During 2006, the Partnership sold 15 of the 404 North American Dry Containers originally targeted for sale. The Partnership recognized a loss of $159 on the sale of these containers. At December 31, 2006, 225 of the original 404 North American Dry Containers remained in its fleet. These North American Dry Containers were originally classified as held for sale after their impairment in 2005 as a result of the aforementioned conditions that existed at the time of impairment. The Partnership reclassified these containers as held and used as of December 31, 2006. The reclassification is the result of current market conditions that have contributed to 211 of the remaining 225 North American Dry Containers being leased under master leases and 14 North American Dry Containers being off-hire and available for lease. The Partnership expects to sell these North American Dry Containers, subject to the same disposal criteria employed for its remaining container fleet.

Net gain on disposal of equipment for the twelve months ended December 31, 2006 was $402,262, compared to $507,032 for the corresponding period in 2005. The Partnership disposed of 4,589 containers during 2006, compared to 4,234 containers during 2005. Included within the 4,814 containers disposed during 2006 were 15 North American Dry Containers impaired and targeted for sale as of June 1, 2005. A loss of $159 was attributable to the sale of these 15 containers.

The Partnership believes that the net gain on container disposals during 2006 was a result of various factors, including the proceeds realized from the container disposal, age, condition, suitability for continued leasing, as well as the geographical location of the containers when disposed.

The level of the Partnership's container disposals in subsequent periods, the price of steel, new container prices and the current leasing market's impact on sales prices for existing older containers such as those owned by the Partnership, as well as agreements entered into for the sale of the Partnership's remaining containers, will also contribute to fluctuations in the net gain or loss on disposals. There were no reductions to the carrying value of container rental equipment due to impairment during 2006.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Net lease revenue was $8,494,710 for the year ended December 31, 2005 compared to $8,702,927 for the year ended December 31, 2004. The increase was due to a $1,056,766 decrease in gross rental revenue from the year ended December 31, 2004, offset by a $684,718 reduction in rental equipment operating expenses. Gross rental revenue was impacted by the Partnership's smaller fleet size. The decrease in direct operating expense was attributable to the Partnership's reduced fleet size, high utilization rate in 2005, and its impact on inventory-based expenses such as repositioning, as well as activity-related expenses such as handling, repair and maintenance. The decrease in these expenses were partially offset by an increase in the provision for doubtful accounts. Other components of net lease revenue, including management fees, and reimbursed administrative expenses, were lower by a combined $163,831 when compared to 2004. This decrease was attributable to the operating performance of the Partnership's fleet.

Depreciation expense of $6,337,360 in 2005 declined by $719,751 when compared to 2004 due to a declining fleet size.

Other general and administrative expenses amounted $224,594 in 2005, an increase of $18,101 or 9% when compared to 2004, due to an increase in third-party investor administration services.

Net gain on disposal of equipment for the twelve months ended December 31, 2005 was $507,032, compared to $2,776 for the corresponding period in 2004. The Partnership disposed of 4,234 containers during 2005, compared to 1,916 containers during 2004. Included within the 4,234 containers disposed during 2005 were:

- 52 refrigerated containers impaired and targeted for sale as of December 1, 2004. A gain of $20,715 was attributable to the sale of these 52 impaired refrigerated containers.
- 164 North American Dry Containers impaired and targeted for sale as of June 1, 2005. A gain of $8,432 was attributable to the sale of these 164 containers.

The Partnership believes that the net gain on container disposals during 2005, was a result of various factors, including the volume of disposed containers, the age, condition, suitability for continued leasing, as well as the geographical location of the containers when disposed.

Critical Accounting Policies

Container equipment – depreciable lives: The Partnership's container rental equipment is depreciated using the straight-line method over a useful life of 15 years to a residual value of 10%. The Partnership and CCC evaluate the period of amortization and residual values to determine whether subsequent events and circumstances warrant revised estimates of useful lives and residual values.

Container equipment – valuation: The Partnership and CCC review container rental equipment when changes in circumstances require consideration as to whether the carrying value of the equipment has become impaired, pursuant to guidance established in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Partnership and CCC consider assets to be impaired if the carrying value of the asset exceeds the future projected cash flows from related operations (undiscounted and without interest charges). When impairment is deemed to exist, the assets are written down to fair value or future projected cash flows from related operations. The Partnership and CCC evaluate future cash flows and potential impairment of its fleet by container type rather than for each individual container. Therefore, future losses could result for individual container dispositions due to various factors including age, condition, suitability for continued leasing, as well as geographic location of the containers where disposed. Considerable judgment is required in estimating future cash flows from container rental equipment operations. Accordingly, the estimates may not be indicative of the amounts that may be realized in future periods. As additional information becomes available in subsequent periods, recognition of an impairment of the container rental equipment carrying values may be necessary based upon changes in market and economic conditions.

Allowance for doubtful accounts: The Leasing Company continually tracks the Partnership's credit exposure to each of the sub-lessees of the Partnership's containers using specialist third-party credit information services and reports prepared by its local staff to assess credit quality. The Leasing Company's credit committee meets quarterly to analyze the performance of existing customers and to recommend actions taken in order to minimize credit risk. The Leasing Company derives an allowance for doubtful accounts from specific amounts provided against known probable losses plus an additional amount based on historical loss experience. However, the Partnership's may be subject to an unexpected loss in net lease revenue resulting from sub-lessees of its containers that default under their container lease agreements with the Leasing Company.

New Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154 – "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. The Partnership adopted SFAS 154 effective January 1, 2006, with no significant impact on the financial position or result of operations of the Partnership.

In September 2006, the FASB issued SFAS No. 157 – "Fair Value Measurements" ("SFAS 157"). SFAS 157 is effective for financial statements for fiscal years beginning after November 17, 2007 and interim periods beginning after that date. Earlier adoption is encouraged, providing no financial statements have yet been issued during the fiscal year.

SFAS 157 defines fair value, the methods used to measure fair value and will require expanded disclosures about fair value measurements. The Partnership will adopt SFAS 157 on January 1, 2008 but does not expect adoption to have a significant impact on the financial position or result of operations of the Partnership, however, additional disclosures may be required about the inputs used to develop the measures and the effect of certain measures on changes in assets and liabilities for the period.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1 ("FSP AIR-1") "Accounting for Planned Major Maintenance Activities" which addresses the accounting for planned major maintenance activities. FSP AIR-1 is effective for fiscal years beginning after December 15, 2006, although earlier adoption is permitted as of the beginning of an entity's fiscal year. The guidance in FSP AIR-1 shall be applied retrospectively for all financial statements presented, unless it is impracticable to do so. FSP AIR-1 amends certain provisions in the AICPA Industry Audit Guide, "Audits of Airlines" and the Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting". FSP AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The Partnership early adopted FSP AIR-1, effective January 1, 2006, with no significant impact on the financial position or result of operations of the Partnership.

In September 2006, the Securities and Exchange Commission ("the SEC") issued Staff Accounting Bulletin No. 108, Section N to Topic 1, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires the evaluation of prior year misstatements using both the balance sheet approach and the income statement approach. In the initial year of adoption, should either approach result in quantifying an error that is material in the light of quantitative and qualitative factors, SAB 108 guidance allows for a one-time cumulative effect adjustment to opening retained earnings. In years subsequent to adoption, previously undetected misstatements deemed material shall result in the restatement of previously issued financial statements in accordance with SFAS No. 154 – "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3". SAB 108 is effective for financial statements for fiscal years ending after November 15, 2006. The Partnership adopted SAB 108 in 2006 with no significant impact on the financial position or result of its operations of the Partnership.

Inflation

The Partnership believes inflation has not had a material adverse effect on the results of its operations.

The Cronos Group

The Parent Company announced on February 28, 2007 the proposed sale of the Parent Company to CRX Acquisition Ltd. ("Purchaser"), an affiliate of the Fortis group of companies, which include the Parent Company's lead lender and a partner in the Parent Company's Joint Venture Program.

The Parent Company reported the proposed sale in its 8-K report of March 2, 2007. Consummation of the transaction requires the approval of the Parent Company's shareholders, which will be sought at the Parent Company's 2007 annual meeting. The proxy statement for that meeting will contain detailed disclosures regarding the transaction. As proposed, the transaction consists of the sale of all of the Parent Company's assets to CRX and the assumption by CRX of all of its liabilities. In connection with the proposed sale, the Parent Company will submit to its shareholders a plan of liquidation, providing for the liquidation of the Parent Company promptly after sale of its assets to CRX and CRX's assumption of the Parent Company's liabilities. If approved by the Parent Company's shareholders, and the transaction closes, the Parent Company will liquidate and dissolve, and its business will be continued by CRX as a private company. The management of the Parent Company will continue as the management of CRX, and members of the senior management of the Parent Company will acquire an equity interest in the Purchaser. The Parent Company anticipates a closing of the transaction this summer.

CCC does not anticipate any changes in its management, or in the Leasing Company's ability to manage the Partnership's fleet in subsequent periods, but is unable to determine the impact, if any, the Parent Company's sale may have on the future operating results, financial condition and cash flows of the Partnership or CCC.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Exchange rate risk: In 2006, approximately 93% of the gross lease revenues billed by the Leasing Company on behalf of the Group, or on behalf of other third-party container owners, including the Partnership, were billed and paid in US dollars, and approximately 48% of expenses were incurred and paid in US dollars. For non-US dollar denominated revenues and expenses, the Leasing Company may enter into foreign currency contracts to reduce exposure to exchange rate risk. Of the non-US dollar direct operating expenses, the Leasing Company estimates approximately 70% are individually small, unpredictable and were incurred in varying denominations. Thus, the Leasing Company determined such amounts are not suitable for cost effective hedging. As exchange rates are outside of the control of the Partnership and Leasing Company, there can be no assurance that such fluctuations will not adversely affect the Partnership's results of operations and financial condition.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners
Cronos Global Income Fund XV, L.P.
San Francisco, California

We have audited the accompanying balance sheets of Cronos Global Income Fund XV, L.P. (the "Partnership") as of December 31, 2006 and 2005, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California
March 12, 2007

CRONOS GLOBAL INCOME FUND XV, L.P.

Balance Sheets

December 31, 2006 and 2005

	2006	2005
Assets		
Current assets:		
Cash and cash equivalents, includes $3,427,940 in 2006 and $4,696,949 in 2005 in interest-bearing accounts	$ 3,442,940	$ 4,711,949
Net lease and other receivables due from Leasing Company	1,446,206	1,631,833
Total current assets	4,889,146	6,343,782
Container rental equipment, at cost	81,910,061	96,852,435
Less accumulated depreciation	(56,999,205)	(61,816,428)
Net container rental equipment	24,910,856	35,036,007
Container rental equipment held for sale	-	335,921
Total assets	$ 29,800,002	$ 41,715,710
Partners' Capital		
Partners' capital (deficit):		
General partner	$ (260,698)	$ (536,718)
Limited partners	30,060,700	42,252,428
Total partners' capital	$ 29,800,002	$ 41,715,710

The accompanying notes are an integral part of these financial statements.

CRONOS GLOBAL INCOME FUND XV, L.P.

Statements of Operations

For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Net lease revenue	$ 6,749,688	$ 8,494,710	$ 8,702,927
Other operating income (expenses):			
Depreciation	(5,402,119)	(6,337,360)	(7,057,111)
Other general and administrative expenses	(258,556)	(224,594)	(206,493)
Net gain on disposal of equipment	402,262	507,032	2,776
Asset impairment loss	-	(125,498)	(785,685)
	(5,258,413)	(6,180,420)	(8,046,513)
Income from operations	1,491,275	2,314,290	656,414
Other income:			
Interest income	175,994	117,831	24,789
Net income	$ 1,667,269	$ 2,432,121	$ 681,203
Allocation of net income:			
General partner	$ 717,988	$ 926,242	$ 298,977
Limited partners	949,281	1,505,879	382,226
	$ 1,667,269	$ 2,432,121	$ 681,203
Limited partners' per unit share of net income	$ 0.13	$ 0.21	$ 0.05

The accompanying notes are an integral part of these financial statements.

CRONOS GLOBAL INCOME FUND XV, L.P.

Statements of Partners' Capital

For the years ended December 31, 2006, 2005 and 2004

	Limited Partners	General Partner	Total
Balances at January 1, 2004	$ 62,444,788	$ (835,530)	$ 61,609,258
Net income	382,226	298,977	681,203
Cash distributions	(8,403,089)	(380,172)	(8,783,261)
Balances at December 31, 2004	54,423,925	(916,725)	53,507,200
Net income	1,505,879	926,242	2,432,121
Cash distributions	(13,677,376)	(546,235)	(14,223,611)
Balances at December 31, 2005	42,252,428	(536,718)	41,715,710
Net income	949,281	717,988	1,667,269
Cash distributions	(13,141,009)	(441,968)	(13,582,977)
Balances at December 31, 2006	$ 30,060,700	$ (260,698)	$ 29,800,002

The accompanying notes are an integral part of these financial statements.

CRONOS GLOBAL INCOME FUND XV, L.P.

Statements of Cash Flows

For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 1,667,269	$ 2,432,121	$ 681,203
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	5,402,119	6,337,360	7,057,111
Net gain on disposal of equipment	(402,262)	(507,032)	(2,776)
Asset impairment loss	-	125,498	785,685
Decrease (increase) in net lease and other receivables due from Leasing Company	66,727	89,425	(121,299)
Total adjustments	5,066,584	6,045,251	7,718,721
Net cash provided by operating activities	6,733,853	8,477,372	8,399,924
Cash flows from investing activities:			
Proceeds from sale of container rental equipment	5,548,830	4,957,092	2,233,719
Proceeds collected on sales-type lease receivable	31,285	12,776	-
Net cash provided by investing activities	5,580,115	4,969,868	2,233,719
Cash flows from financing activities:			
Distributions to general partner	(441,968)	(546,235)	(380,172)
Distributions to limited partners	(13,141,009)	(13,677,376)	(8,403,089)
Net cash used in financing activities	(13,582,977)	(14,223,611)	(8,783,261)
Net (decrease) increase in cash and cash equivalents	(1,269,009)	(776,371)	1,850,382
Cash and cash equivalents at beginning of year	4,711,949	5,488,320	3,637,938
Cash and cash equivalents at end of year	$ 3,442,940	$ 4,711,949	$ 5,488,320
Supplemental disclosures of cash flow information:			
Noncash investing and financing activities:			
Sales-type lease receivable (net of unearned income) originating from amendment of term lease agreement	$ 122,979	$ 44,949	$ -

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

Cronos Global Income Fund XV, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of California on August 26, 1993, for the purpose of owning and leasing marine cargo containers, special purpose containers and container related equipment worldwide to ocean carriers. The Partnership's operations are subject to the fluctuations of world economic and political conditions. The Partnership believes that the profitability of, and risks associated with, leases to foreign customers is generally the same as those to domestic customers. The Partnership's leases generally require all payments to be made in United States currency.

Cronos Capital Corp. ("CCC") is the general partner and, with its affiliate Cronos Containers Limited (the "Leasing Company"), manages the business of the Partnership. CCC and the Leasing Company also manage the container leasing business for other partnerships affiliated with CCC.

The Partnership commenced operations on February 22, 1994, when the minimum subscription proceeds of $2,000,000 were received from over 100 subscribers (excluding from such count Pennsylvania residents, CCC, and all affiliates of CCC). The Partnership offered 7,500,000 units of limited partnership interest at $20 per unit or $150,000,000. The offering terminated on December 15, 1995, at which time 7,151,569 limited partnership units had been sold.

The Partnership has completed its 12th year of operations and has entered its liquidation phase wherein CCC focuses its attention on the retirement of the remaining equipment in the Partnership's container fleet. At December 31, 2006, approximately 63% of the original equipment remained in the Partnership's fleet. CCC will take several factors into consideration when examining options for the timing of the disposal of the containers. These factors include the impact of a diminishing fleet size and current market conditions on the level of gross lease revenue, and fixed operating costs relative to this revenue. Parallel to these considerations will be a projected increase in expenses for devoting significant resources to the additional reporting and compliance requirements of Section 404 of the Sarbanes Oxley Act of 2002, which addresses a range of corporate governance, disclosure, and accounting issues. These costs may include increased accounting and administrative expenses for additional staffing and outside professional services by accountants and consultants. These additional costs, depending on their materiality, may reduce the Partnership's results from operations and therefore negatively affect future distributions to the Limited Partners.

(b) Leasing Company and Leasing Agent Agreement

A Leasing Agent Agreement exists between the Partnership and the leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Partnership. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Partnership's containers to ocean carriers and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Partnership, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership. Since the Leasing Agent Agreement meets the definition of an operating lease in Statement of Financial Accounting Standards (SFAS) No. 13, it is accounted for as a lease under which the Partnership is lessor and the Leasing Company is lessee.

(1) Summary of Significant Accounting Policies (continued)

(b) Leasing Company and Leasing Agent Agreement (continued)

The Leasing Agent Agreement generally provides that the Leasing Company will make payments to the Partnership based upon rentals collected from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company. The Leasing Company leases containers to ocean carriers, generally under operating leases which are either master leases or term leases (mostly one to five years). Master leases do not specify the exact number of containers to be leased or the term that each container will remain on hire but allow the ocean carrier to pick up and drop off containers at various locations, and rentals are based upon the number of containers used and the applicable per-diem rate. Accordingly, rentals under master leases are all variable and contingent upon the number of containers used. Most containers are leased to ocean carriers under master leases; leasing agreements with fixed payment terms are not material to the financial statements. Since there are no material minimum lease rentals, no disclosure of minimum lease rentals is provided in these financial statements.

(c) Concentrations of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and net lease receivables due from the Leasing Company. See note 3 for further discussion regarding the credit risk associated with cash and cash equivalents.

Net lease receivables due from the Leasing Company (see notes 1(b) and 4 for discussion regarding net lease receivables) subject the Partnership to a significant concentration of credit risk. These net lease receivables, representing rentals earned by the Leasing Company, on behalf of the Partnership, from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company, are remitted by the Leasing Company to the Partnership three to four times per month. The Partnership has historically never incurred a loss associated with the collectibility of unremitted net lease receivables due from the Leasing Company.

(d) Basis of Accounting

The Partnership utilizes the accrual method of accounting. Net lease revenue is recorded by the Partnership in each period based upon its leasing agent agreement with the Leasing Company. Net lease revenue is generally dependent upon operating lease rentals from operating lease agreements between the Leasing Company and its various lessees, less direct operating expenses and management fees due in respect of the containers specified in each operating lease agreement.

(e) Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which require the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The most significant estimates included within the financial statements are the container rental equipment estimated useful lives and residual values, and the estimate of future cash flows from container rental equipment operations, used to determine the carrying value of container rental equipment in accordance with SFAS No. 144. Considerable judgment is required in estimating future cash flows from container rental equipment operations. Accordingly, the estimates may not be indicative of the amounts that may be realized in future periods. As additional information becomes available in subsequent periods, recognition of an impairment of the container rental equipment carrying values may be necessary based upon changes in market and economic conditions.

(1) Summary of Significant Accounting Policies (continued)

(f) Allocation of Net Income or Loss, Partnership Distributions and Partners' Capital

Net income or loss has been allocated between general and limited partners in accordance with the Partnership Agreement. The Partnership Agreement generally provides that CCC shall at all times maintain at least a 1% interest in each item of income or loss, including the gain arising from the sale of containers. The Partnership Agreement further provides that the gain arising from the sale of containers be allocated first to the partners with capital account deficit balances in an amount sufficient to eliminate any deficit capital account balance. Thereafter, the Partnership's gains arising from the sale of containers are allocated to the partners in accordance with their share of sale proceeds distributed. The Partnership Agreement also provides for income (excluding the gain arising from the sale of containers) for any period, be allocated to CCC in an amount equal to that portion of CCC's distributions in excess of 1% of the total distributions made to both CCC and the limited partners of the Partnership for such period, as well as other allocation adjustments.

Actual cash distributions differ from the allocations of net income or loss between the general and limited partners as presented in these financial statements. Partnership distributions are paid to its partners (general and limited) from distributable cash from operations, allocated 95% to the limited partners and 5% to CCC. Distributions of sales proceeds are allocated 99% to the limited partners and 1% to CCC. The allocations remain in effect until such time as the limited partners have received from the Partnership aggregate distributions in an amount equal to their capital contributions plus an 8% cumulative, compounded (daily), annual return on their adjusted capital contributions. Thereafter, all Partnership distributions will be allocated 85% to the limited partners and 15% to CCC. Cash distributions from operations to CCC in excess of 5% of distributable cash will be considered an incentive fee and will be recorded as compensation to CCC, with the remaining distributions from operations charged to partners' capital.

Upon dissolution, the assets of the Partnership will be sold and the proceeds thereof distributed as follows: (i) all of the Partnership's debts and liabilities to persons other than CCC or the limited partners shall be paid and discharged; (ii) all of the Partnership's debts and liabilities to CCC and the limited partners shall be paid and discharged; and (iii) the balance of such proceeds shall be distributed to CCC and the limited partners in accordance with the positive balances of CCC and the limited partners' capital accounts. CCC shall contribute to the Partnership, if necessary, an amount equal to the lesser of the deficit balance in its capital account at the time of such liquidation, or 1.01% of the excess of the Limited Partners' capital contribution to the Partnership over the capital contributions previously made to the Partnership by CCC, after giving effect to the allocation of income or loss arising from the liquidation of the Partnership's assets.

(g) Acquisition Fees

Pursuant to the Partnership Agreement, acquisition fees paid to CCC are based on 5% of the equipment purchase price. These fees are capitalized and included in the cost of the container rental equipment.

(h) Container Rental Equipment

Container rental equipment is depreciated over a 15-year life using the straight-line basis to its salvage value, estimated to be 10% of the original equipment cost. Depreciation policies are also evaluated to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," container rental equipment is considered to be impaired if the carrying value of the asset exceeds the expected future cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets are written down to fair value. An analysis projecting future cash flows from container rental equipment operations is prepared annually or upon material changes in market conditions.. Current and projected utilization rates, per-diem rental rates, direct operating expenses, fleet size and

(1) Summary of Significant Accounting Policies (continued)

(h) Container Rental Equipment (continued)

container disposals are the primary variables utilized by the analysis. Additionally, the Partnership evaluates future cash flows and potential impairment by container type rather than for each individual container, and as a result, future losses could result for individual container dispositions due to various factors, including age, condition, suitability for continued leasing, as well as the geographical location of containers when disposed. In June 2005 the Partnership recorded an impairment charge of $125,498 related to 404 forty-foot standard off-hire dry cargo containers located in North America (the "North American Dry Containers"). The impairment charge was a result of CCC's and the Leasing Company identifying a number of issues that had an impact on their carrying value.

- The age of the North American Dry Containers.
- The lack of regional market demand to lease the North American Dry Containers.
- The cost to reposition the North American Dry Containers to high demand markets.
- The strong North American container sale market.

CCC and the Leasing Company concluded that effective June 1, 2005, the North American Dry Containers would be targeted for immediate sale and committed to a plan to dispose of the North American Dry Containers. It was concluded that the carrying value of these containers, $691,098, exceeded fair value and accordingly, an impairment charge of $125,498, or approximately $0.02 per limited partnership unit, was recorded to operations under impairment losses during 2005. Fair value was determined by estimating the expected amount to be received at the time of sale. The expected sales price was estimated by evaluating the current sales price of similar containers. During 2006, the Partnership sold 15 North American Dry Containers targeted for sale. The Partnership recognized a loss of $159 on the sale of these containers. At December 31, 2006, 225 of the original 404 North American Dry Containers remained in its fleet. These North American Dry Containers were originally classified as held for sale after their impairment in 2005 as a result of the aforementioned conditions that existed at the time of impairment. The Partnership reclassified these containers as held and used as of December 31, 2006. The reclassification is the result of current market conditions that have contributed to 211 of the remaining 225 North American Dry Containers being leased under master leases and 14 North American Dry Containers being off-hire and available for lease. The Partnership expects to sell these North American Dry Containers, subject to the same disposal criteria employed for its remaining container fleet.

In December 2004 the Partnership recorded impairment charges related to 98 refrigerated containers which reduced results of operations by $785,685, or approximately $0.11 per limited partnership unit. The impairment charges were a result of CCC's and the Leasing Company's review of the Partnership's refrigerated containers, specifically those with machinery supplied by a particular manufacturer (the "Sabroe Machinery"). CCC and the Leasing Company identified a number of issues that had an impact on the carrying value of refrigerated containers utilizing the Sabroe Machinery at December 1, 2004:

- Lessees of these containers communicating to the Leasing Company that due to very high operating costs incurred while leasing the containers, they intended to return all of the leased refrigerated containers utilizing the Sabroe Machinery by June 30, 2005.
- The Leasing Company 's inability to obtain sufficient quantities of spare parts within the market for required maintenance and repairs of the Sabroe Machinery, a direct result of the Sabroe Machinery manufacturer no longer conducting business.

(1) Summary of Significant Accounting Policies (continued)

(h) Container Rental Equipment (continued)

- CCC and the Leasing Company's experience regarding the Sabroe Machinery's reliability for continued use within the lease market, and evaluation deeming the containers to be beyond economical repair.

Effective December 1, 2004, CCC and the Leasing Company established the following strategy for refrigerated containers utilizing the Sabroe Machinery:

Assets to be disposed of: The Leasing Company committed to a plan to dispose of 52 of the Partnership's refrigerated containers utilizing the Sabroe Machinery. It was concluded that the carrying value of these containers, $539,698, exceeded fair value and accordingly, an impairment charge of $430,548, or approximately $0.06 per limited partnership unit, was recorded to operations under impairment losses during December 2004. Fair value was determined by discounting future expected cash flows. These refrigerated containers were disposed during 2005 and the Partnership recognized a gain of $20,715 on the sale of these containers.

Assets to be held and used: CCC and the Leasing Company concluded that the carrying value of the 46 on-hire refrigerated containers utilizing the Sabroe Machinery, $478,364, exceeded the future cash flows expected to result from the use of these containers and their eventual disposition, and therefore was not recoverable. Accordingly, a charge of $355,137, or approximately $0.05 per limited partnership unit, was recorded to operations under impairment losses during December 2004. Fair value was determined by discounting future expected cash flows.

There were no impairment charges to the carrying value of container rental equipment during 2006.

(i) Income Taxes

The Partnership is not subject to income taxes, consequently no provision for income taxes has been made. The Partnership files federal and state annual information tax returns, prepared on the accrual basis of accounting. Taxable income or loss is reportable by the partners individually.

(j) Financial Statement Presentation

The Partnership has determined that, for accounting purposes, the Leasing Agent Agreement is a lease, and the receivables, payables, gross revenues and operating expenses attributable to the containers managed by the Leasing Company are, for accounting purposes, those of the Leasing Company and not of the Partnership. Consequently, the Partnership's balance sheets and statements of operations display the payments to be received by the Partnership from the Leasing Company as the Partnership's receivables and revenues.

Certain prior year amounts in the notes to the financial statements have been reclassified to conform to the 2006 presentation.

(k) New Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154 – "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors in fiscal years

(1) Summary of Significant Accounting Policies (continued)

(k) New Accounting Pronouncements (continued)

beginning after December 15, 2005. The Partnership adopted SFAS 154 effective January 1, 2006, with no significant impact on the financial position or result of operations of the Partnership.

In September 2006, the FASB issued SFAS No. 157 – "Fair Value Measurements" ("SFAS 157"). SFAS 157 is effective for financial statements for fiscal years beginning after November 17, 2007 and interim periods beginning after that date. Earlier adoption is encouraged, providing no financial statements have yet been issued during the fiscal year. SFAS 157 defines fair value, the methods used to measure fair value and will require expanded disclosures about fair value measurements. The Partnership will adopt SFAS 157 on January 1, 2008 but does not expect adoption to have a significant impact on the financial position or result of operations of the Partnership, however, additional disclosures may be required about the inputs used to develop the measures and the effect of certain measures on changes in assets and liabilities for the period.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1 ("FSP AIR-1") "Accounting for Planned Major Maintenance Activities" which addresses the accounting for planned major maintenance activities. FSP AIR-1 is effective for fiscal years beginning after December 15, 2006, although earlier adoption is permitted as of the beginning of an entity's fiscal year. The guidance in FSP AIR-1 shall be applied retrospectively for all financial statements presented, unless it is impracticable to do so. FSP AIR-1 amends certain provisions in the AICPA Industry Audit Guide, "Audits of Airlines" and the Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting". FSP AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The Partnership early adopted FSP AIR-1, effective January 1, 2006, with no significant impact on the financial position or result of operations of the Partnership.

In September 2006, the Securities and Exchange Commission ("the SEC") issued Staff Accounting Bulletin No. 108, Section N to Topic 1, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires the evaluation of prior year misstatements using both the balance sheet approach and the income statement approach. In the initial year of adoption, should either approach result in quantifying an error that is material in the light of quantitative and qualitative factors, SAB 108 guidance allows for a one-time cumulative effect adjustment to opening retained earnings. In years subsequent to adoption, previously undetected misstatements deemed material shall result in the restatement of previously issued financial statements in accordance with SFAS No. 154 – "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3". SAB 108 is effective for financial statements for fiscal years ending after November 15, 2006. The Partnership adopted SAB 108 in 2006 with no significant impact on the financial position or result of its operations of the Partnership.

(2) Operating Segment

An operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and about which separate financial information is available. Management operates the Partnership's container fleet as a homogenous unit and has determined that as such it has a single reportable operating segment.

The Partnership derives revenues from marine dry cargo, refrigerated and tank containers used by its customers in global trade routes. As of December 31, 2006, the Partnership owned 16,043 twenty-foot, 5,801 forty-foot and 1,729 forty-foot high-cube marine dry cargo containers, as well as 256 twenty-foot and 70 forty-foot high-cube refrigerated containers, and 198 twenty-four thousand-liter tanks. A summary of gross lease revenue earned by the

(2) Operating Segment (continued)

Leasing Company, on behalf of the Partnership, by product, for the years ended December 31, 2006, 2005 and 2004 follows:

	2006	2005	2004
Dry cargo containers	$ 7,727,830	$ 10,294,376	$ 11,074,600
Refrigerated containers	760,339	1,015,392	1,289,032
Tank containers	562,421	625,922	628,824
Total	$ 9,050,590	$ 11,935,690	$ 12,992,456

Due to the Partnership's lack of information regarding the physical location of its fleet of containers when on lease in the global shipping trade, the Partnership believes that it does not possess discernible geographic reporting segments as defined in SFAS No. 131 ("SFAS 131), "Disclosures about Segments of an Enterprise and Related Information".

The Partnership does not believe that its ongoing business is dependent upon a single sub-lessee of the Leasing Company, although the loss of one or more of the Leasing Company's lessees could have an adverse effect upon its business. One sub-lessee of the Leasing Company generated more than 10% of the Leasing Company's rental revenue earned on behalf of the Partnership during 2006. Mediterranean Shipping Company S.A. ("MSC") generated approximately 13% or $1,192,763 of the Leasing Company's rental revenue earned on behalf of the Partnership during 2006. One sub-lessee of the Leasing Company generated more than 10% of the Leasing Company's rental revenue earned on behalf of the Partnership during 2005. MSC generated approximately 10% or $1,232,674 of the Leasing Company's rental revenue earned on behalf of the Partnership during 2005. No single sub-lessee of the Leasing Company generated more than 10% of the Leasing Company's rental revenue earned during 2004. Substantially all of the Leasing Company's sub-lessees of the Leasing Company are billed and pay in United States dollars.

(3) Cash and Cash Equivalents

Cash equivalents include money market funds that invest in highly-liquid securities, such as U.S. Treasury obligations, repurchase agreements secured by U.S. Treasury obligations, and obligations whose principal and interest are backed by the U.S. Government. Cash equivalents are carried at cost which approximates fair value, and at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

(4) Net Lease and Other Receivables Due from Leasing Company

Net lease and other receivables due from the Leasing Company are determined by deducting direct operating payables and accrued expenses, base management fees payable, and reimbursed administrative expenses payable to CCC and its affiliates from the rental billings earned by the Leasing Company to the Partnership under operating leases to ocean carriers for the containers owned by the Partnership as well as proceeds earned from container disposals. Net lease and other receivables at December 31, 2006 and 2005 were as follows:

	December 31, 2006	December 31, 2005
Gross lease and other receivables	$ 2,215,917	$ 2,901,995
Sales-type lease receivable (net of unearned income)	89,913	34,153
	2,305,830	2,936,148
Less:		
Direct operating payables and accrued expenses	521,540	952,597
Base management fees (receivable) payable	(5,858)	3,087
Reimbursed administrative expenses	36,537	54,289
Allowance for doubtful accounts	307,405	294,342
	859,624	1,304,315
Net lease and other receivables	$ 1,446,206	$ 1,631,833

On February 1, 2005 and August 1, 2006, the Leasing Company, on behalf of the Partnership, entered into two lease purchase agreements with two lessees to include bargain purchase options. As a result of the lease purchase agreements, the Partnership classified the lease purchase agreements as sales-type leases, recorded sales-type lease receivable and recognized the sale of 6 and 15 on-hire containers, respectively. The sales-type leases expire on January 31, 2008 and July 31, 2009, respectively. At December 31, 2006, the minimum future lease rentals under these sales-type leases, net of unearned income are:

	Gross Sales-Type Lease Receivable	Unearned Sales-Type Lease Income	Net Minimum Future Sales-Type Lease Rentals
2007	$ 50,370	$ 10,733	$ 39,637
2008	34,434	5,841	28,593
2009	22,830	1,147	21,683
Total	$ 107,634	$ 17,721	$ 89,913

(5) Damage Protection Plan

The Leasing Company offers a repair service to several lessees of the Partnership's containers, whereby the lessee pays an additional rental fee for the convenience of having the Partnership incur the repair expense for containers damaged while on lease. This fee is recorded as revenue when earned according to the terms of the rental contract. Repair costs, when incurred by this service, are included within rental equipment operating expenses, a component of net lease revenue. The Partnership is not responsible in the event repair costs exceed predetermined limits, or for repairs that are required for damages not defined by the damage protection plan agreement.

(6) Net Lease Revenue

Net lease revenue is determined by deducting direct operating expenses, base management fees and reimbursed administrative expenses to CCC and its affiliates from the rental revenue earned by the Leasing Company under operating leases to ocean carriers for the containers owned by the Partnership. Net lease revenue for the years ended December 31, 2006, 2005 and 2004 was as follows:

	2006	2005	2004
Rental revenue	$ 9,050,590	$ 11,935,690	$ 12,992,456
Less:			
Rental equipment operating expenses	1,175,680	1,986,062	2,670,780
Base management fees	625,919	819,380	898,156
Reimbursed administrative expenses:			
Salaries	356,771	454,574	497,577
Other payroll related expenses	46,626	63,696	62,534
General and administrative expenses	95,906	117,268	160,482
	499,303	635,538	720,593
	2,300,902	3,440,980	4,289,529
Net lease revenue	$ 6,749,688	$ 8,494,710	$ 8,702,927

(7) Compensation to General Partner and its Affiliates

Base management fees are equal to 7% of the gross lease billings from the leasing of containers subject to leases whereby the aggregate rental payments due during the initial term of the lease are less than the purchase price of the equipment subject to the lease. Reimbursed administrative expenses are equal to the costs expended by CCC and its affiliates for services necessary for the prudent operation of the Partnership pursuant to the Partnership Agreement. The following compensation was paid or will be paid by the Partnership to CCC or its affiliates:

	2006	2005	2004
Base management fees			
Leasing Company	$ 625,919	$ 819,380	$ 898,156
Reimbursed administrative expenses			
CCC	64,744	83,221	92,275
Leasing Company	434,559	552,317	628,318
	499,303	635,538	720,593
	$ 1,125,222	$ 1,454,918	$ 1,618,749

The following net compensation was payable to CCC and the Leasing Company at December 31, 2006 and 2005:

	2006	2005
CCC	$ 4,140	$ 8,741
Leasing Company	26,539	48,635
	$ 30,679	$ 57,376

(8) Limited Partners' Capital

Cash distributions made to the limited partners during 2006, 2005 and 2004 included distributions of proceeds from equipment sales in the amount of $5,870,246, $4,082,353 and $1,460,109, respectively. These distributions, as well as cash distributions from operations, are used in determining "Adjusted Capital Contributions" as defined by the Partnership Agreement.

The limited partners' per unit share of capital at December 31, 2006, 2005 and 2004 was $4, $6, and $8, respectively. This is calculated by dividing the limited partners' capital at the end of each year by 7,151,569 the total number of limited partnership units.

(9) The Cronos Group

The Cronos Group (the "Parent Company") announced on February 28, 2007 the proposed sale of the Parent Company to CRX Acquisition Ltd. ("Purchaser"), an affiliate of the Fortis group of companies, which include the Parent Company's lead lender and a partner in the Parent Company's Joint Venture Program. The Parent Company is the indirect corporate parent of CCC, the general partner of the Partnership.

The Parent Company reported the proposed sale in its 8-K report of March 2, 2007. Consummation of the transaction requires the approval of the Parent Company's shareholders, which will be sought at the Parent Company's 2007 annual meeting. The proxy statement for that meeting will contain detailed disclosures regarding the transaction. As proposed, the transaction consists of the sale of all of the Parent Company's assets to CRX and the assumption by CRX of all of its liabilities. In connection with the proposed sale, the Parent Company will submit to its shareholders a plan of liquidation, providing for the liquidation of the Parent Company promptly after sale of its assets to CRX and CRX's assumption of the Parent Company's liabilities. If approved by the Parent Company's shareholders, and the transaction closes, the Parent Company will liquidate and dissolve, and its business will be continued by CRX as a private company. The management of the Parent Company will continue as the management of CRX, and members of the senior management of the Parent Company will acquire an equity interest in the Purchaser. The Parent Company anticipates a closing of the transaction this summer.

CCC does not anticipate any changes in its management, or in the Leasing Company's ability to manage the Partnership's fleet in subsequent periods, but is unable to determine the impact, if any, the Parent Company's sale may have on the future operating results, financial condition and cash flows of the Partnership or CCC.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Inapplicable.

Item 9A. Controls and Procedures

The principal executive and principal financial officers of CCC have evaluated the disclosure controls and procedures of the Partnership as of the end of the period covered by this report . As used herein, the term "disclosure controls and procedures" has the meaning given to the term by Rule 13a-15 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and includes the controls and other procedures of the Partnership that are designed to ensure that information required to be disclosed by the Partnership in the reports that it files with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Based upon their evaluation, the principal executive and principal financial officers of CCC have concluded that the Partnership's disclosure controls and procedures were effective such that the information required to be disclosed by the Partnership in this report is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms applicable to the preparation of this report and is accumulated and communicated to CCC's management, including CCC's principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

There have been no significant changes in the Partnership's internal controls or in other factors that could significantly affect the Partnership's internal controls subsequent to the evaluation described above conducted by CCC's principal executive and financial officers.

Item 9B. Other Information

Inapplicable.

PART III

Item 10. Directors and Executive Officers of the Partnership

The Partnership, as such, has no officers or directors, but is managed by CCC, the general partner. The officers and directors of CCC at February 28, 2007, are as follows:

Name	Office
Dennis J. Tietz	President, Chief Executive Officer and Director
John Kallas	Vice President, Chief Financial Officer and Director
Elinor A. Wexler	Vice President/Administration, Secretary and Director
Peter J. Younger	Director

Dennis J. Tietz Mr. Tietz, 54, President and Chief Executive Officer, is responsible for the general management of CCC. Mr. Tietz is also President and a director of Cronos Securities Corp. From 1986 until December 1998, Mr. Tietz was responsible for the organization, marketing and after-market support of CCC's investment programs. Mr. Tietz was a regional manager for CCC, responsible for various container leasing activities in the U.S. and Europe from 1981 to 1986. Prior to joining CCC in December 1981, Mr. Tietz was employed by Trans Ocean Leasing Corporation as Regional Manager based in Houston, with responsibility for all leasing and operational activities in the U.S. Gulf.

Mr. Tietz was appointed Chief Executive Officer of the Cronos group on December 11, 1998, and Chairman of the Board of Directors on March 30, 1999.

Mr. Tietz holds a B.S. degree in Business Administration from San Jose State University and is a Registered Securities Principal with the NASD. Mr. Tietz served as Chairman of the International Institute of Container Lessors for its 2001 fiscal year, and currently sits on the Executive Committee of the Institute's Board of Directors.

John Kallas Mr. Kallas, 44, was first elected Vice President and Chief Financial Officer of CCC in December 1993, and is directly responsible for CCC's container investment programs, as well as accounting and treasury operations. Mr. Kallas joined the Board of Directors of CCC in November, 2000. Mr. Kallas has held various accounting positions since joining CCC including Controller, Director of Accounting and Corporate Accounting Manager. From 1985 to 1989, Mr. Kallas was an accountant with KPMG Peat Marwick, San Francisco, California.

Mr. Kallas holds a Masters degree in Finance and Business Administration from St. Mary's College, a B.S. degree in Business Administration from the University of San Francisco, and is a certified public accountant. Mr. Kallas is also a Treasurer of Cronos Securities Corp.

Elinor A. Wexler Ms. Wexler, 58, was elected Vice President - Administration and Secretary of CCC in August 1992. Ms. Wexler has been employed by CCC since 1987, and is responsible for CCC's investor services, compliance and securities registration, as well as The Cronos Group's investor relations. From 1983 to 1987, Ms. Wexler was Manager of Investor Services of The Robert A. McNeil Corporation, a real estate syndication company, in San Mateo, California. From 1971 to 1983, Ms. Wexler held various positions, including securities trader and international research editor, with Nikko Securities Co., International, based in San Francisco.

Ms. Wexler attended the University of Oregon, Portland State University and the Hebrew University of Jerusalem, Israel. Ms. Wexler is also Vice President and Secretary of Cronos Securities Corp. and a Registered Principal with the NASD.

Peter J. Younger Mr. Younger, 50, was elected to the Board of Directors of CCC in December 2005. See key management personnel of the Leasing Company for further information.

The key management personnel of the Leasing Company and its affiliates at February 28, 2007, were as follows:

Name	Title
Peter J. Younger	President, Chief Operating Officer of The Cronos Group
John M. Foy	Senior Vice President/Pacific Region
John C. Kirby	Senior Vice President/North Atlantic Region
Frank P. Vaughan	Director, Leasing Company
Timothy W. Courtenay	Director, Leasing Company

Peter J. Younger Mr. Younger, 50, is the President and Chief Operating Officer of The Cronos Group, the Leasing Company's corporate parent. He is a member of the Board of The Cronos Group and has held various officer positions with The Cronos Group since 1999. From 1991 through December 2004, Mr. Younger served in various officer positions with the Leasing Company, most recently as its managing Director. From 1987 to 1991, Mr. Younger served as Vice President and Controller of CCC. Prior to 1987, Mr. Younger was a certified public accountant and a principal with the accounting firm of Johnson, Glaze and Co., Salem, Oregon. Mr. Younger holds a B.S. degree in Business Administration from Western Baptist College, Salem, Oregon.

John M. Foy Mr. Foy, 61, is Senior Vice President/Pacific Region, and is directly responsible for the Leasing Company's lease marketing operations in the Pacific, including the U.S. West Coast, Asia, Australia and New Zealand, and is based in San Francisco. From 1985 to 1993, Mr. Foy was Vice President/Pacific of Cronos with responsibility for dry cargo container lease marketing and operations in the Pacific Basin. From 1977 to 1985, Mr. Foy was Vice President of Marketing for Nautilus Leasing Services in San Francisco with responsibility for worldwide leasing activities. From 1974 to 1977, Mr. Foy was Regional Manager for Flexi-Van Leasing, a container lessor, with responsibility for container leasing activities in the Western United States. Mr. Foy holds a B.A. degree in Political Science from University of the Pacific, and a Bachelor of Foreign Trade from Thunderbird Graduate School of International Management.

John C. Kirby Mr. Kirby, 53, is directly responsible for the Leasing Company's lease marketing operations in the North Atlantic region, including Northern Europe, the US East Coast and Scandinavia. Mr. Kirby is also responsible for the Leasing Company's operations, including contract and billing administration, container repairs and leasing-related systems. Mr. Kirby is based in the United Kingdom. Mr. Kirby joined CCC in 1985 as European Technical Manager and advanced to Director of European Operations in 1986, a position he held with CCC and later the Leasing Company, until his promotion to Vice President/Operations of the Leasing Company in 1992. In January 1999, Mr. Kirby was promoted to the position of Senior Vice President/Operations of the Leasing Company. From 1982 to 1985, Mr. Kirby was employed by CLOU Containers, a container leasing company, as Technical Manager, based in Hamburg, Germany. Mr. Kirby acquired a professional engineering qualification from the Mid-Essex Technical College in England.

Frank P. Vaughan Mr. Vaughan, 42, was appointed a Director of the Leasing Company in November 2000. Mr. Vaughan joined Cronos in 1991, and was elected Senior Vice President and Chief Financial Officer of the Company in March 2005. From 2004 to 2005, Mr. Vaughan served as Senior Vice President/Finance and as Vice President/Finance from 1998 to 2004. Mr. Vaughan served as Director of Planning and Manager of Group Reporting prior to 1998. Based in the U.K., Mr. Vaughan is responsible for The Cronos Group's and the Leasing Company's financial operations, including SEC reporting. Prior to joining Cronos in 1991, Mr. Vaughan, was an accountant with the Automobile association in the U.K., from 1987 to 1991, where he worked in their insurance, travel, publishing, and member services divisions.

Mr. Vaughan holds a Bachelor of Commerce degree, with honors, from University College Cork in Ireland, and is a qualified Chartered Management Accountant in the U.K.

Timothy W. Courtenay Mr. Courtenay, 46, joined the Leasing Company in 1995 and is based in the U.K. Mr. Courtenay is primarily responsible for credit and risk management, in addition to being responsible for the management of the container asset system and other support roles within Cronos' finance function. From 1988 to when he joined Cronos, Mr. Courtenay was a financial controller for a real estate firm based in London, England. Mr. Courtenay holds a B.A. degree, with honors, in Accountancy from Leeds University and is a qualified Chartered Management Accountant. Mr. Courtenay also holds a diploma in employment law.

Audit Committee

The Partnership is governed by CCC pursuant to the terms and provisions of its Partnership Agreement. The business of CCC, in turn, is supervised by its board of directors, consisting of Dennis J. Tietz, John Kallas, Elinor A. Wexler and Peter J. Younger. All of the members of CCC's board of directors are officers of CCC and therefore are not "independent" as defined by the rules of the SEC. The board of directors of CCC oversees the accounting and financial reporting processes of the Partnership and the audits of the financial statements of the Partnership.

Audit Committee Financial Expert

The board of directors of CCC has determined that John Kallas, a member of CCC's board, qualifies as an audit committee financial expert within the meaning of the rules of the SEC. CCC's board has made this judgment by reason of Mr. Kallas' experience and training, described above in Mr. Kallas' biography, under the listing of officers and directors of CCC. Because Mr. Kallas is an officer of CCC, he is not considered "independent" within the meaning of the rules of the SEC.

Code of Ethics

CCC has adopted a Code of Ethics (the "Code") that applies to the senior officers of CCC, including the officers identified above. The Code is designed to promote honest and ethical conduct by such officers in their management of the business of CCC, including its activities as general partner of the Partnership; the full and fair disclosure in the reports and documents CCC prepares for and on behalf of the Partnership; and compliance with applicable governmental laws, rules, and regulations. The Code provides a mechanism for the reporting of violations of the Code and measures to enforce adherence to the Code. A copy of the Code may be requested, without charge, from:

Cronos Capital Corp.
The General Partner
Attention: Corporate Secretary
One Front Street, Suite 925
San Francisco, CA 94111
(415) 677-8990
ir@cronos.com

Section 16(a) Beneficial Ownership Reporting Compliance

The Partnership has followed the practice of reporting acquisitions and dispositions of the Partnership's units of limited partnership interests by CCC, its general partner. As CCC did not acquire or dispose of any of the Partnership's units of limited partnership interests during the fiscal year ended December 31, 2006, no reports of beneficial ownership under Section 16(a) of the Securities Exchange Act of 1934, as amended, were filed with the SEC.

Item 11. Executive Compensation

Partnership distributions are paid to its partners (general and limited) from distributable cash from operations, allocated 95% to the limited partners and 5% to CCC. Distributions of sales proceeds are allocated 99% to the limited partners and 1% to CCC. The allocations remain in effect until such time as the limited partners have received from the Partnership aggregate distributions in an amount equal to their capital contributions plus an 8% cumulative, compounded (daily), annual return on their adjusted capital contributions. Thereafter, all Partnership distributions will be allocated 85% to the limited partners and 15% to CCC.

The Partnership will not pay or reimburse CCC or the Leasing Company for any remuneration payable by them to their executive officers, directors or any other controlling persons. However, the Partnership will reimburse CCC and the Leasing Company for certain services pursuant to the Partnership Agreement. These services include but are not limited to (i) salaries and related salary expenses for services which could be performed directly for the Partnership by independent parties, such as legal, accounting, transfer agent, data processing, operations, communications, duplicating and other such services; (ii) performing administrative services necessary to the prudent operations of the Partnership.

The following table sets forth the fees the Partnership paid (on a cash basis) to CCC or the Leasing Company ("CCL") for the year ended December 31, 2006.

	Name	Description	Cash Fees and Distributions
1)	CCL	Base management fees - equal to 7% of gross lease billings from the leasing of containers subject to leases whereby the aggregate rental payments due during the initial term of the lease are less than the purchase price of the equipment subject to the lease pursuant to Section 4.3 of the Limited Partnership Agreement	$ 634,864
2)	CCC	Reimbursed administrative expenses - equal to the costs expended by CCC and its affiliates for services necessary to the prudent operation of the Partnership pursuant to Section 4.4 of the Limited Partnership Agreement	$ 69,345
	CCL		$ 447,709
3)	CCC	Interest in Fund - 5% of distributions of distributable cash for any quarter pursuant to Section 6.1 of the Limited Partnership Agreement	$ 441,968

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) Securities Authorized for Issuance Under Equity Compensation Plans

Inapplicable.

(b) Security Ownership of Certain Beneficial Owners

There is no person or "group" of persons known to the management of CCC to be the beneficial owner of more than five percent of the outstanding units of limited partnership interests of the Partnership.

(c) Security Ownership of Management

The Partnership has no directors or officers. It is managed by CCC. CCC owns five units, representing 0.00007% of the total amount of units outstanding.

(d) Changes in Control

Inapplicable.

Item 13. Certain Relationships and Related Transactions

(a) Transactions with Management and Others

The Partnership's only transactions with management and other related parties during 2006 were limited to those fees paid or amounts committed to be paid (on an annual basis) to CCC, the general partner, and its affiliates. See Item 11, "Executive Compensation," herein.

(b) Certain Business Relationships

Inapplicable.

(c) Indebtedness of Management

Inapplicable.

(d) Transactions with Promoters

Inapplicable.

Item 14. Principal Accountant Fees and Services

CCC, on behalf of the Partnership has appointed Deloitte & Touche LLP as the Partnership's independent auditor for the fiscal year ending December 31, 2006. CCC's board of directors has the authority to pre-approve audit related and non-audit services on behalf of the Partnership, that are not prohibited by law, to be performed by the Partnership's independent auditors.

Audit Fees

Audit fees represent fees for professional services provided in connection with the audit of the Partnership's financial statements and review of its quarterly financial statements and audit services provided in connection with its statutory or regulatory filings. The Partnership incurred fees of $62,920 and $45,960 during the fiscal years ending December 31, 2006 and 2005, respectively, for these audit services.

Audit-Related Fees

The Partnership did not incur audit-related fees during the fiscal years ending December 31, 2006 and 2005. Typically, audit-related fees, if incurred, would consist of fees for accounting consultations and other attestation services.

Tax Fees

The Partnership did not incur tax fees during the fiscal years ending December 31, 2006 and 2005. Typically, tax fees, if incurred, would consist of fees for compliance services, tax advice and tax planning.

All Other Fees

The Partnership did not incur any other fees for services provided by its independent auditor during the fiscal years ending December 31, 2006 and 2005.

PART IV

Item 15. Exhibits and Financial Statement Schedules

All schedules are omitted as the information is not required or the information is included in the financial statements or notes thereto.

(3) Exhibits

Exhibit No.	Description	Method of Filing
3(a)	Limited Partnership Agreement of the Partnership, amended and restated as of September 12, 1988	*
3(b)	Certificate of Limited Partnership	**
10	Form of Leasing Agent Agreement with Cronos Containers Limited	***
31.1	Rule 13a-14 Certification	Filed with this document
31.2	Rule 13a-14 Certification	Filed with this document
32	Section 1350 Certifications	Filed with this document ****

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* Incorporated by reference to Exhibit "A" to the Prospectus of the Partnership dated September 12, 1988, included as part of Registration Statement on Form S-1 (No. 33-23321)

** Incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1 (No. 33-23321)

*** Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 (No. 33-42697)

**** This certification, required by Section 906 of the Sarbanes-Oxley Act of 2002, other than as required by Section 906, is not to be deemed "filed" with the Commission or subject to the rules and regulations promulgated by the Commission under the Securities Exchange Act of 1934, as amended, or to the liabilities of Section 18 of said Act.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Partnership has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRONOS GLOBAL INCOME FUND XV, L.P.

By Cronos Capital Corp.
The General Partner

By /s/ Dennis J. Tietz
Dennis J. Tietz
President and Director of Cronos Capital Corp. ("CCC")
Principal Executive Officer of CCC

Date: March 16, 2007

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Cronos Capital Corp., the managing general partner of the Partnership, in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Dennis J. Tietz Dennis J. Tietz	President and Director of Cronos Capital Corp. ("CCC") (Principal Executive Officer of CCC)	March 16, 2007
/s/ John Kallas John Kallas	Chief Financial Officer and Director of Cronos Capital Corp. ("CCC") (Principal Financial and Accounting Officer of CCC)	March 16, 2007
/s/ Elinor A. Wexler Elinor A. Wexler	Vice President-Administration, Secretary and Director of Cronos Capital Corp.	March 16, 2007

Exhibit Index

Exhibit No.	Description	Method of Filing
3(a)	Limited Partnership Agreement of the Partnership, amended and restated as of September 12, 1988	*
3(b)	Certificate of Limited Partnership	**
10	Form of Leasing Agent Agreement with Cronos Containers Limited	***
31.1	Rule 13a-14 Certification	Filed with this document
31.2	Rule 13a-14 Certification	Filed with this document
32	Section 1350 Certifications	Filed with this document ****

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* Incorporated by reference to Exhibit "A" to the Prospectus of the Partnership dated September 12, 1988, included as part of Registration Statement on Form S-1 (No. 33-23321)

** Incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1 (No. 33-23321)

*** Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 (No. 33-42697)

**** This certification, required by Section 906 of the Sarbanes-Oxley Act of 2002, other than as required by Section 906, is not to be deemed "filed" with the Commission or subject to the rules and regulations promulgated by the Commission under the Securities Exchange Act of 1934, as amended, or to the liabilities of Section 18 of said Act.

Exhibit 31.1

Cronos Global Income Fund XV

Rule 13a-14 Certifications

I, Dennis J. Tietz, certify that:

1. I have reviewed this annual report on Form 10-K of Cronos Global Income Fund XV (the "Partnership");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Partnership as of, and for, the periods presented in this annual report;

4. The other certifying officer of Cronos Capital Corp. ("CCC"), the General Partner of the Partnership, and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Partnership and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Partnership, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared; and

(b) evaluated the effectiveness of the Partnership's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this report any change in the Partnership's internal control over financial reporting that occurred during the Partnership's most recent fiscal quarter (the Partnership's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Partnership's internal control over financial reporting.

5. CCC's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Partnership's auditors and the Audit Committee of Partnership's Board of Directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Partnership's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership's internal control over financial reporting.

Date: March 16, 2007

/s/ DENNIS J. TIETZ
Dennis J. Tietz
President and Chief Executive Officer of CCC

Exhibit 31.2

Cronos Global Income Fund XV

Rule 13a-14 Certifications

I, John Kallas, certify that:

1. I have reviewed this annual report on Form 10-K of Cronos Global Income Fund XV (the "Partnership");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Partnership as of, and for, the periods presented in this annual report;

4. The other certifying officer of Cronos Capital Corp. ("CCC"), the General Partner of the Partnership, and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Partnership and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Partnership, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared; and

(b) evaluated the effectiveness of the Partnership's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this report any change in the Partnership's internal control over financial reporting that occurred during the Partnership's most recent fiscal quarter (the Partnership's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Partnership's internal control over financial reporting.

5. CCC's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Partnership's auditors and the Audit Committee of Partnership's Board of Directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Partnership's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership's internal control over financial reporting.

Date: March 16, 2007

/s/ JOHN KALLAS
John Kallas
Chief Financial Officer of CCC

EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. § 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002*

In connection with the Annual Report of Cronos Global Income Fund XV (the "Partnership") on Form 10-K for the fiscal period ended December 31, 2006, as filed with the Securities and Exchange Commission (the "Report"), the undersigned, Dennis J. Tietz, the President and Chief Executive Officer of Cronos Capital Corp., the General Partner of the Partnership, and John Kallas, the Chief Financial Officer of Cronos Capital Corp., certify, based on their knowledge, that:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Partnership.

March 16, 2007

By /s/ Dennis J. Tietz
Dennis J. Tietz,
President and Chief Executive Officer of
Cronos Capital Corp.,
General Partner of the Partnership

/s/ John Kallas
John Kallas,
Chief Financial Officer of
Cronos Capital Corp,.
General Partner of the Partnership

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO THE COMPANY AND WILL BE RETAINED BY THE COMPANY AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

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* This certification, required by Section 906 of the Sarbanes-Oxley Act of 2002, other than as required by Section 906, shall not be deemed to be "filed" with the Commission or subject to the rules and regulations promulgated by the Commission under the Securities Exchange Act of 1934, as amended, or to the liabilities of Section 18 of said Act.

CRONOS GLOBAL INCOME FUND XV, L.P.
A California Limited Partnership

General Partner — Cronos Capital Corp.
Principal Office
One Front Street, Suite 925
San Francisco, CA 94111

Officers of the General Partner
Dennis J. Tietz
President

John Kallas
Vice President/Finance

Elinor A. Wexler
Vice President/Administration and Secretary

Board of Directors of the General Partner
Dennis J. Tietz
President, Cronos Capital Corp.

Elinor A. Wexler
Vice President/Administration and Secretary
Cronos Capital Corp.

John Kallas
Vice President/Finance, Cronos Capital Corp.

Peter J. Younger
Director

Investor Services
Questions concerning Partnership matters, including account changes, transfer information, requests for duplicate Schedule K-1 forms, and other requests concerning your Partnership investment may be directed to:

ACS Securities Services, Inc.
Attn: Cronos Partnership Administration
3988 N. Central Expressway, Bldg. 5, 6th Floor
Dallas, Texas 75204
Tel.: 866-275-3711 (Toll Free)
Fax: 214-887-7198

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230

Counsel
Greene Radovsky Maloney Share & Hennigh LLP
Four Embarcadero Center, Suite 4000
San Francisco, CA 94111-4100

Website
For current information on Cronos Global Income Fund XV, L.P., visit our website at: www.cronos.com

10-K Report
Limited Partners may obtain without charge another copy of the Partnership's Form 10-K by writing to the General Partner



The Cronos Group

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One Front Street
Suite 925
San Francisco
California 94111

END